FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS

**QUARTER ENDED
30 SEPTEMBER 2006**

**News release
Q1 F2007 results**

- Unaudited -

Q1 F2007
we deliver

R2 billion (US$280 million) operating profit and R698 million (US$98 million) net earnings generated for the quarter

JOHANNESBURG. 26 October 2006 – Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the September 2006 quarter of R698 million compared with R618 million in the June 2006 quarter and R64 million for the September quarter of 2005. In US dollar terms net earnings for the September 2006 quarter were US$98 million compared with US$97 million in the June 2006 quarter and US$10 million for the September quarter of 2005. Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items were R702 million (US$99 million) for the September 2006 quarter compared with R550 million (US$86 million) for the June 2006 quarter, an increase of 28 per cent.

September 2006 quarter highlights:

- Attributable gold production decreased marginally to just over one million ounces;

- Ore Reserve Development (ORD) costs, previously included in operating costs at the South African operations, are now being capitalised and amortised;

- Total cash costs US$350 per ounce (June quarter – US$345 per ounce restated);

- Net earnings of R698 million (US$98 million), increase for the fifth consecutive quarter;

- National power shortages in Ghana being managed at Tarkwa and Damang;

- Growth projects at Driefontein (9 shaft extension) and Kloof (KEA) commence;

- Gold Fields to acquire 50 per cent of South Deep from Barrick, increase Western Areas' stake to 34.7 per cent with an option to go to 41 per cent, and make a general offer to Western Areas' shareholders.

Ian Cockerill, Chief Executive Officer of Gold Fields, said:

"Gold Fields has delivered another strong performance for the first quarter of fiscal 2007, with net earnings increasing 13 per cent from R618 million to R698 million. Despite the slight drop in production revenues increased to R4.7 billion from R4.4 billion as the rand gold price received improved 10 per cent to R142,035 per kilogram.

Operating profit increased a further 6 per cent to R2.0 billion while group margins remained buoyant at 42 per cent. Cost pressures continue to remain a challenge in the current commodity cycle and we will have to be vigilant to ensure that current gold prices, as far as possible, report to the bottom line.

We continue with our focus on inward investment and optimisation of our ore bodies. We are investing R25 billion in South Africa, through the depth extension projects at Kloof and Driefontein and our bid for the South Deep asset. These investments will provide Gold Fields with a solid foundation from which to pursue our commitment to international growth."

Stock data		JSE Limited – (GFI)	
Number of shares in issue		Range - Quarter	**ZAR126.11 – ZAR173.80**
- at end September 2006	**495,505,475**	Average Volume - Quarter	**1,875,952 shares / day**
- average for the quarter	**495,449,657**	NYSE – (GFI)	
Free Float	**100%**	Range - Quarter	**US$17.23 – US$24.48**
ADR Ratio	**1:1**	Average Volume - Quarter	**1,479,627 shares / day**
Bloomberg / Reuters	**GFISJ / GFLJ.J**		

Salient features

South African Rand						United States Dollars		
Quarter						Quarter		
Restated˜ September 2005	Restated˜ June 2006	**September 2006**				**September 2006**	Restated˜ June 2006	Restated˜ September 2005
30,892	31,669	**31,262**	kg	Gold produced*	oz (000)	**1,005**	1,018	993
67,212	70,908	**79,862**	R/kg	Total cash costs	$/oz	**350**	345	321
11,888	12,651	**12,858**	000	Tons milled	000	**12,858**	12,651	11,888
91,669	128,974	**142,035**	R/kg	Revenue	$/oz	**622**	628	437
191	199	**215**	R/ton	Operating costs	$/ton	**30**	31	29
738	1,873	**1,987**	Rm	Operating profit	$m	**280**	293	113
24	43	**42**	%	Operating margin	%	**42**	43	24
64	618	**698**	Rm	Net earnings	$m	**98**	97	10
13	125	**141**	SA c.p.s.		US c.p.s.	**20**	20	2
61	607	**692**	Rm	Headline earnings	$m	**98**	95	9
12	123	**140**	SA c.p.s.		US c.p.s.	**20**	19	2
69	550	**702**	Rm	Net earnings excluding gains and losses on financial instruments and foreign debt net of cash and exceptional items	$m	**99**	86	11
14	111	**142**	SA c.p.s.		US c.p.s.	**20**	17	2

* Attributable – All companies wholly owned except for Ghana (71.1%) and Choco 10 (95%).

˜ Change in accounting policy – Ore Reserve Development (ORD) costs are capitalised and amortised.

Health and safety

We regret to report nine fatal injuries during the September quarter with six of these accidents the result of falls of ground and seismicity. All of the fatalities occurred at the South African operations. The fatal injury frequency rate was 0.25 per million man hours worked, an improvement on the previous quarter's figure of 0.44. The lost day injury frequency rate regressed from 11.75 to 13.15, the serious injury frequency rate regressed from 6.6 to 7.1 and the days lost frequency rate regressed from 378 to 414 per million man hours worked.

Management is concerned about the increase in the severity of the accidents during the quarter and is actively seeking improvements that meet the Ontario safety standards on all of our mines. The behavioural interventions at Bombodi at Beatrix, Laphuma Ilanga at Driefontein and Eyethu at Kloof continued during the quarter.

Financial review
Quarter ended 30 September 2006 compared to quarter ended 30 June 2006
Revenue

Attributable gold production decreased by 1 per cent from 1,018,000 ounces in the June 2006 quarter to 1,005,000 ounces in the September quarter. Production at the South African operations decreased 3 per cent to 649,000 ounces, compared with 669,000 ounces in the June quarter. Attributable production at the international operations increased 2 per cent from 349,000 ounces to 356,000 ounces.

At the South African operations, the increase in gold production at Kloof and Beatrix was more than offset by a 10 per cent decrease at Driefontein due to lower underground grades. The decrease in grade resulted from depletion of high grade panels at 4 shaft and lower grades being mined at 6, 7 and 8 shafts. This was exacerbated by increased seismicity, especially at 4 shaft. The increases at Kloof and Beatrix resulted from an increase in underground ore processed.

The international operations had an overall increase in production with increased gold output from the Australia operations offset by lower gold output at the Ghana and Venezuela operations. Gold production at Tarkwa was marginally lower than the June quarter due to lower grades offset by additional volumes treated. Damang gold production reduced by 13 per cent on the back of lower grades due to having depleted the high grade Amoanda pit as forecast previously. Production at Damang will return to more historic levels only in the March 2007 quarter once ore from the Damang cutback comes on line together with increased volumes from the Juno 2 South West (J2SW) pit. Choco 10 had a disappointing quarter primarily due to the failure of the ball mill clutch which affected 29 days of mill throughput. At St Ives the increase in gold production came from increased throughput from the Lefroy mill, which had a five day maintenance shutdown in the June quarter. At Agnew, gold production increased 20 per cent, mainly due to increased underground grades and tonnages from the Waroonga complex.

The average quarterly US dollar gold price decreased from US$628 per ounce in the June quarter to US$622 per ounce this quarter, a 1 per cent decrease. The average rand/US dollar exchange rate weakened by 11 per cent quarter on quarter, averaging R7.10, compared with R6.39 in the June quarter. As a result of the weaker rand the rand gold price increased from R128,974 per kilogram to R142,035 per kilogram, a 10 per cent improvement.

The increase in the rand gold price achieved resulted in revenue increasing from R4,369 million (US$683 million) to R4,732 million (US$667 million) quarter on quarter.

Operating costs

Over the past year we have provided a pro-forma total cash cost for the South African operations in addition to the actual disclosed cash cost. This pro-forma cash cost was calculated on the basis that Ore Reserve Development (ORD) was, like our peers, capitalised to the Balance Sheet. As from 1 July 2006 the Group accounting policy has changed; ORD will be capitalised retrospectively, with the resultant assets being amortised on a units of production basis – see page 10 for further details. As a result, all prior year and quarterly results have been restated in line with this policy.

Operating costs for September 2006, amounted to R2,764 million (US$389 million) compared with R2,519 million (US$394 million) in the June quarter, an increase of 10 per cent. The increase at the South African operations amounted to 5 per cent, from R1,563 million (US$244 million) to R1,644 million (US$232 million). This was due to the 6 per cent annual wage increase, increased stoping at Beatrix, additional development across all operations and normal inflationary increases. Savings from the cost saving initiatives, as detailed under Project 500 on page 3, assisted in offsetting a portion of these cost increases.

Costs at the international operations, including gold-in-process movements, amounted to R1,101 million (US$155 million), 18 per cent more than the R933 million (US$146 million) incurred in the June quarter. Eleven per cent of this increase was due to the weakening of the rand.

Costs at Tarkwa and Damang increased due to the cost of on-mine power generation in line with the national load shedding requirements as a consequence of previously reported power shortages. Costs at Tarkwa were also impacted by an increase in fleet maintenance costs as forecast. Operating costs at Choco 10 increased as a result of higher processing and general and administration costs (G&A). Processing costs increased as a result of buying in process water and as a result of increased reagent and contractor costs. G&A increased primarily as a result of the full inclusion of their share of Gold Fields overheads. At St Ives, operating costs increased by 9 per cent reflecting the increase in mining volume and input costs, primarily power and fuel. Increased waste normalisation charges were the main driver for the increased St Ives costs with a total of A$7 million being added as a result of the shortening of the lives of Mars and West Revenge open pits. In Australian dollar terms Agnew reported a decrease of 21 per cent or A$4 million in costs quarter on quarter despite a significant increase in production. The prime driver for this reduction was a change in estimate related to the waste normalisation for the Songvang open pit.

Effect of capitalising Ore Reserve Development (ORD) on unit costs.
Ore Reserve Development has been capitalised in this quarter's results and retrospectively in the comparative results in this report. This brings its accounting treatment in line with our peers and is the preferred methodology for accounting for ORD in the industry. The impact of the capitalisation is given in the tables at the bottom of page 16 (impact on total cash costs) and page 21 (impact on cost per ton milled).

Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was an operating profit of R1,987 million (US$280 million). This is 6 per cent higher than the R1,873 million (US$293 million) achieved in the June quarter. The Group operating margin was virtually unchanged at 42 per cent. The margin at the South African operations increased from 42 per cent to 43 per cent, while the margin at the international operations decreased from 45 to 41 per cent in line with the increase in costs.

Amortisation
Amortisation increased from R617 million (US$97 million) in the June quarter to R681 million (US$96 million) in the September quarter. Amortisation at the Australian operations increased by R76 million (A$12 million) split more or less evenly between St Ives and Agnew. At St Ives the increase was mainly due to an increase in mined ounces and an increase in rates due to a decline in reserve. At Agnew, the increase was due to an increase in the Songvang amortisation rate due to the capitalisation of pre-strip development. Amortisation includes ORD at the South African operations.

Other
Net interest and investment income increased from a net paid of R5 million (US$1 million) for the June quarter to an income of R17 million (US$2 million) in the September quarter and reflects interest received of R60 million (US$8 million) partially offset by the interest cost on the Mvela loan of R27 million (US$4 million) and interest on offshore debt raised to partly finance the acquisition of Bolivar of R16 million (US$2 million). The out performance of certain of the Group's investments contributed to the increase in net interest.

The loss on foreign debt, net of cash, of R3 million (US$1 million), compares with a gain of R40 million (US$7 million) in the June quarter. The June quarter's gain consists largely of a currency conversion adjustment arising from a change in the functional currency from US dollars to rands of one of the Group's offshore subsidiary companies in terms of IAS 21 (revised) – Effects of changes in foreign exchange rates.

The loss on financial instruments of R9 million (US$1 million) compares with a gain of R24 million (US$4 million) in the June quarter. This quarter's loss comprises mainly marked to market losses on a new diesel hedge taken out in Ghana partially offset by a marked to market gain on rand/US dollar forward cover. More details on these financial instruments are given on page 15 of this report.

Exploration
Exploration expenditure decreased from R94 million (US$15 million) in the June quarter to R66 million (US$9 million) in the September quarter. Please refer to the Exploration and Corporate Development section for more detail.

Taxation
Taxation for the quarter amounted to R464 million (US$65 million) compared with R475 million (US$74 million) in the June quarter. The tax provision includes normal and deferred taxation on all operations together with government royalties at the international operations. The decrease was partially due to the decrease in the effective tax rate in Ghana from 26.5 per cent to 25 per cent with effect from 1 July 2006.

Earnings
Net profit attributable to ordinary shareholders amounted to R698 million (US$98 million) or 141 SA cents per share (US$0.20 per share), compared with R618 million (US$97 million) or 125 SA cents per share (US$0.20 per share) in the previous quarter and represents an increase of 13 per cent.

Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, was R692 million (US$98 million) or 140 SA cents per share (US$0.20 per share), compared with earnings of R607 million (US$95 million) or 123 SA cents per share (US$0.19 per share) last quarter.

Earnings excluding exceptional items as well as net gains and losses on financial instruments and foreign debt net of cash amounted to R702 million (US$99 million) or 142 SA cents per share (US$0.20 per share), compared with earnings of R550 million (US$86 million) or 111 SA cents per share (US$0.17 per share) reported last quarter.

Cash flow
Cash flow from operating activities for the quarter was R1,609 million (US$227 million), which is 8 per cent lower than the operating cash flow generated in the June quarter of R1,742 million (US$267 million). This decrease in cash flow reflects the increased tax payments relating to the fiscal 2006 year end but processed in the September quarter, which more than offsets the increase in operating profit.

Dividends paid amounted to R556 million (US$78 million) of which R11 million (US$2 million) was paid to outside shareholders in Ghana compared with R46 million (US$7 million) last quarter.

Capital expenditure amounted to R1,188 million (US$167 million) compared with R876 million (US$137 million) in the June quarter, an increase of R312 million. Of this increase R237 million relates to amounts spent on the construction of the Cerro Corona mine in Peru, which increased from R124 million (US$19 million) in the June quarter to R361 million (US$51 million) in the September quarter. The balance of the increase was at the Australian operations and at Choco 10.

Choco 10 increased expenditure by R50 million (US$7 million) to R77 million (US$11 million) as the mine increased exploration drilling and the plant upgrade nears completion.

The Australian operations incurred capital expenditure of R174 million (A$32 million), compared with R122 million (A$26 million) in the June quarter. Expenditure at St Ives of R116 million (A$22 million) increased by over R16 million (A$3 million) due to increased exploration R8 million (A$2 million) and additional development costs R7 million (A$1 million). At Agnew, the increase of R26 million (A$4 million) was as a result of capitalised pre-strip development at Songvang.

At the Ghanaian operations, capital expenditure was similar to the June quarter at R138 million (US$20 million). The majority of this expenditure was incurred on the Damang and Teberebie (Tarkwa) cutbacks, which amounted to R43 million (US$6 million) and R26 million (US$4 million) respectively. Tarkwa incurred R31 million (US$4 million) on additional owner mining equipment to improve productivity.

At the South African operations, capital expenditure was similar to the September quarter at R433 million (US$61 million).

Spending on investments amounted to R121 million (US$17 million) the majority of which was the purchase of an additional 3 million shares in Western Areas on 12 July 2006. Please refer to the Corporate section for more detail.

The cash outflow from financing activities amounted to R169 million (US$24 million), which included the half yearly loan repayment on the Mvela loan and a loan repayment to the outside shareholders of Tarkwa.

Net cash outflow for the quarter was R423 million (US$60 million). After accounting for a translation adjustment of R29 million (US$3 million), the cash balance at the end of September was R1,224 million (US$161 million). The cash balance at the end of June was R1,618 million (US$218 million).

Detailed and operational review

South African Operations

Project 500

Project 500 was initiated in September 2003 to increase revenue and reduce costs through two sub-projects i.e. Project 400 and Project 100. These projects have proved successful and led to additional projects, Project 100+ and Project Beyond as detailed below.

Project 400

Project 400 was aimed at improving revenue such that an additional R400 million (US$60 million) per annum could be generated on a sustainable basis. This was to be achieved through a basket of productivity initiatives; by eliminating non-contributing production and replacing low-grade surface material with higher margin underground material - all aimed at improved quality volumes. The objective is to increase mining volumes whilst maintaining yields as close as possible to life of mine reserve yields.

Quarter ended	F2005	F2006*	Sep 2006*
Driefontein:			
Life of mine head grade as per published declarations	8.1	8.0	8.0
Life of mine head grade adjusted for estimated metallurgical recoveries	7.8	7.8	7.8
Driefontein (underground yields achieved)	8.3	8.1	7.5
Kloof:			
Life of mine head grade as per published declarations	10.5	10.0	10.0
Life of mine head grade adjusted for estimated metallurgical recoveries**	10.2	9.7	9.7
Kloof (underground yields achieved)	9.1	8.7	8.7
Beatrix:			
Life of mine head grade as per published declarations	5.5	5.5	5.5
Life of mine head grade adjusted for estimated metallurgical recoveries	5.3	5.3	5.3
Beatrix (underground yields achieved)	5.0	5.2	4.7

*   Based on reserve statement at 31 December 2005.
** Kloof's life of mine head grade as adjusted for estimated metallurgical recoveries is higher than that currently achieved due to the high grade main shaft pillar, mining of which only commences in the F2007 year.

Project 100+

The success of Project 100+ over the last year continued in the first quarter of the 2007 financial year, with new initiatives planned for later in the year.

Current projects include a labour optimisation project with the long term objective of improving productivity by way of a healthier work force. The Eskom demand side management project focusing on managing hot and cold water systems, which is expected to realise R15 million per annum. Further projects awaiting Eskom approval include the roll-out of successful water control as well as thermal ice storage, compressed air and ventilation fan control. The initiative to replace diesel operated locomotives with battery operated locomotives has experienced steady progress. Replacement locomotives are expected to be delivered during the second half of financial 2007. The closure of pumping from Kloof 5 shaft, part of the Footprint Reduction Project, which allows the 5 shaft water to flow to 10 shaft for pumping continues to deliver monthly savings. The savings for financial 2007 are expected to be around R14 million. Further to this, the installation of equipment for the Pump Efficiency Monitoring initiative is at an advanced phase of implementation, with the efficiency monitoring commencing in the December quarter and anticipated savings of up to R9 million anticipated in financial 2008.

Project Beyond

Project Beyond started out as a procurement transformation and strategic sourcing value delivery initiative that was initiated in 2004. The target was to deliver benefits to Gold Fields of between R200 to R300 million per annum over a 3 year period. Contracted savings were delivered on historical baseline during financial 2005 and financial 2006 of around R159 million, together with an estimated R18 million additional value on performance based contracts relating to explosives at pilot shafts and R50 million inflationary cost avoidance. Total value delivery has effectively exceeded the R200 million low range target within a two-year period.

Continued integrated supply chain optimisation during financial 2007 aims to stretch total value delivery to the upper range of the target, in spite of prevailing commodity price pressures. However, the impact of the world wide resources boom should not be under estimated.

South Africa is currently operating under extreme inflationary cost pressures with PPI rising to 9.2 per cent per annum (year on year to 31 August 2006). This level of inflationary increase has a significant input cost impact on suppliers of the mining industry with mining companies often absorbing a major portion of costs increases to ensure sustainability of supply. Commodities experiencing continued and significant global and local increases in prices are steel, copper, nickel, meat and fuel to mention a few. Global crude-oil prices as a lead indicator for fuel recently did show some signs of softening, but only after having had a major cost impact over the last quarter on baseline fuel and transport related costs and is still subject to global political uncertainties and sensitivities. Labour related cost increase implications have also been concerning and rate of exchange implications should also not be under estimated.

Continued integrated supply chain initiatives this past quarter delivered additional planned and contracted annualised total cost benefits estimated at around R27 million. This resulted mainly from a rail upgrade tender process (in final adjudication, estimated around R18 million), and scrap sales re-negotiated contracts of around R7 million.

December quarter will include specific focus on total cost of slurry and mud pumps, salvage reclaim optimisation models, underground services risk mitigation models (i.e. selectively reducing higher risk outsource contracts), drill steel issue and refurbishment controls and total cost optimisation and collaborative capital procurement.

Global / International Supply Chain and Strategic Sourcing Optimisation

During financial 2006 development was focused on understanding global synergies and the need for better improved regional information and value delivery. Although more value was probably delivered, specific quantified value delivery during financial 2006 indicated over US$13 million (R80 million) in total cost benefits through integrated supply chain initiatives across Gold Fields International operations. These initial quantified benefits were mainly as a result of a focused cost optimisation project in Australia. Furthermore, benefits were also derived from an aggregated diesel contract between Australia and Ghana, as well as changing the Peru capital project diesel purchasing arrangement from a spot-buy to a longer term fixed contract arrangement.

The strategy going forward will be focused on decentralised regional enablement, together with centrally supported global standards and knowledge sharing, procurement intelligence leverage, as well as prioritised key contract and co-ordinated project synergies across all regions.

For financial 2007, quantified first quarter estimated benefits added over US$3 million (R20 million). These benefits were derived largely through the Australian cost optimisation project, together with newly negotiated multi-year contracts in Australia of US$2 million (R14 million).

Strategic and non-quantified key initiatives currently in progress, with a continued focus into quarter two, involves a possible Ghanaian earthmoving tyre re-treading project to mitigate the risk of potential shortages and a local central warehousing project for storage and distribution of imported product. In Venezuela, initiatives include optimisation of plant reagent usage, global tyre supply strategies, global dry-cyanide strategic partnering model development, group logistics and shipping optimisation.

These initiatives are focused on total cost savings, as well as guarantee of supply to ensure sustainability of operations. Due to the continued global commodity price pressures and supply risk, a continued focus will be on longer term strategic partnering together with total cost optimisation.

Driefontein

		September 2006	Restated June 2006
Gold produced	- kg	8,009	8,869
	- 000'ozs	257.5	285.1
Yield - underground	- g/t	7.5	8.7
- combined	- g/t	4.7	5.1
Total cash costs	- R/kg	77,163	67,200
	- US$/oz	338	327

Gold production at 257,500 ounces decreased by 10 per cent from 285,100 ounces when compared with the June quarter. The drop in production is attributable to the underground grade which decreased from 8.7 to 7.5 grams per ton for the quarter. This decrease in grade was due to the depletion of high grade panels at 4 shaft, a reduction quarter on quarter in mining the high grade shaft pillar where mining was stopped due to instability at 4 shaft and lower grades being mined at 6, 7 and 8 shaft.

Underground tonnage increased from 924,000 tons in the June quarter to 964,000 tons in the September quarter as a result of a strong focus on underground mining. This increase is required to compensate for the depletion in surface mining resources. Surface tons declined from 814,000 tons to 738,000 tons partially offset by the surface yield which improved from 1.0 to 1.1 grams per ton.

Operating costs increased by 5 percent from R622 million (US$97 million) to R650 million (US$92 million) as a result of the annual salary increase, above inflation increases on timber and increased expenditure on secondary support due to the increased seismicity. As a result of the increase in costs and lower production, total cash costs increased 15 per cent in rand terms from R67,200 to R77,163 per kilogram. In US dollar terms, total cash costs increased from US$327 per ounce to US$338 per ounce.

Operating profit decreased by 7 per cent from R522 million (US$82 million) in the June quarter to R487 million (US$69 million) in the September quarter as a consequence of the lower gold production and increase in costs, which was only partially offset by the higher rand gold price.

Capital expenditure decreased from R169 million (US$26 million) to R144 million (US$20 million) for the September quarter. The major portion of this expenditure was spent on the 1 and 5 shaft projects, the 4 shaft pillar extraction and ore reserve development.

The instability experienced at 4 shaft pillar during the quarter has necessitated a redesign of the shaft pillar extraction, which will enable Driefontein to extract the pillar from other shafts. This will require the development of additional footwall infrastructure, and whilst this is taking place the pillar extraction will be delayed. This will result in gold production for the next two quarters reducing to approximately 7.5 tons per quarter, increasing to about 7.8 tons in the June 2007 quarter.

Kloof

		September 2006	Restated June 2006
Gold produced	- kg	7,549	7,340
	- 000'ozs	242.7	236.0
Yield - underground	- g/t	8.7	8.7
- combined	- g/t	7.6	7.4
Total cash costs	- R/kg	78,077	77,534
	- US$/oz	342	377

Gold production at Kloof increased by 3 per cent, from 236,000 ounces to 242,700 ounces in the September quarter. This was due to an increase in underground tonnage compared with the previous quarter due to the continued effort to restore volumes by way of increased development. Surface tons milled decreased by 15 per cent from 166,000 tons to 141,000 tons, as a result of being displaced by underground tonnage.

The operating costs at R616 million (US$87 million) increased 4 per cent compared with the previous quarter's cost of R592 million (US$93 million). This increase was mainly due to the increased underground production, the increase in development and the impact of the annual wage increase. This resulted in a 1 per cent increase in the total cash costs to R78,077 per kilogram, compared with the restated R77,534 per kilogram in the June quarter. In US dollar terms total cash costs decreased by 9 per cent to US$342 per ounce. Operating profit improved from R358 million (US$56 million) for the previous quarter to R455 million (US$64 million) for the September quarter due to the increase in gold output and the higher gold price.

Capital expenditure increased from R141 million (US$22 million) to R184 million (US$26 million) for the current quarter mainly due to increased expenditure at 4 sub vertical shaft and additional ore reserve development.

Gold production for the December quarter is forecast to be similar to the September quarter.

Beatrix

		September 2006	Restated June 2006
Gold produced	- kg	4,636	4,594
	- 000'ozs	149.1	147.7
Yield - underground	- g/t	4.7	5.2
Total cash costs	- R/kg	77,330	73,313
	- US$/oz	339	357

Gold production at Beatrix increased by 1 per cent from 147,100 ounces in the June quarter to 149,050 ounces in the September quarter. This increase is attributed to a 6 per cent higher stoping volume and a resultant increase in tons milled, from 884,000 to 984,000. This was partially off-set by lower grades mined. The overall yield decreased by 10 per cent from 5.2 grams per ton to 4.7 grams per ton, mainly due to lower grade areas being mined during the quarter at South and West shafts.

Operating costs quarter on quarter increased by 8 per cent from R350 million (US$55 million) to R379 million (US$53 million). This was mainly due to the increase in area mined, additional development and the annual wage increases. Total cash costs increased from R73,313 per kilogram (US$357 per ounce) in the June quarter to R77,330 per kilogram (US$339 per ounce) in the September quarter.

Beatrix posted an operating profit of R284 million (US$40 million) in the quarter compared with R244 million (US$38 million) in the June quarter due to the increased gold price.

Capital expenditure at R105 million (US$15 million) decreased from R132 million (US$20 million) in the June quarter. Capital development volumes increased by 20 per cent quarter on quarter to 2,248 metres, predominantly at the North and West sections.

Gold production is forecast to be marginally higher in the December quarter as production increases at the West section. Capital expenditure will show an increase as capital ore reserve development continues.

International Operations
Ghana
Tarkwa

		September 2006	Restated June 2006
Gold produced	- 000'ozs	173.6	176.0
Yield - Heap leach	- g/t	0.8	0.9
Yield - CIL plant	- g/t	1.5	1.6
Yield - Combined	- g/t	1.0	1.0
Total cash costs	- US$/oz	344	321

For the quarter Tarkwa processed 5.51 million tons and produced 173,600 ounces of gold at an average yield of 1.0 gram per ton. This compares to 5.38 million tons processed producing 176,000 ounces in the June quarter. The combined yield was similar to last quarter as a greater proportion of ore was treated through the higher yielding CIL plant.

Total tons mined including capital stripping, increased from 23.4 million tons in the previous quarter to 24.4 million tons for the current quarter. Ore tons moved for the September quarter were 3 per cent higher at 5.2 million tons at a mined grade of 1.33 grams per ton compared with a mined grade of 1.36 grams per ton in the June quarter. The overall strip ratio for the quarter was 3.16, slightly lower than the 3.36 in the June quarter.

Total feed to the heap leach sections was 4.2 million tons at a head grade of 1.12 grams per ton compared with 4.3 million tons at a head grade of 1.21 grams per ton for the June quarter. There was a net gold-in-process release of 1,524 ounces. Overall, the heap leach sections produced 110,100 ounces for the quarter compared with the 119,500 ounces achieved in June.
The total feed to the CIL plant was 19 per cent higher than the previous quarter at a record 1.32 million tons. The increase in plant throughput was driven primarily by an improvement in the ability to blend ore to the SAG mill. The CIL plant produced 63,500 ounces in the September quarter compared with 56,500 ounces in the previous quarter.

Operating costs, including gold-in-process adjustments, at US$60 million (R424 million) were US$4 million (R63 million) higher than the previous quarter. Half of this increase was due to the cost of on-site power generation in line with national load shedding requirements and an increase in earthmoving machine maintenance and repair costs. Added to this was an increase in fuel costs, the increase in tonnage treated and an increase in labour costs as an outcome of the wage settlement. A diesel hedge was put into place early in the quarter to cap the diesel fuel cost during the financial year – refer page 15 for more detail.

Operating cost per ton processed was US$10.95 as against US$10.75 in the June quarter. A recent increase in the cost of cyanide negatively influenced the process costs of the heaps and CIL. Total cash costs at US$344 per ounce compared with the June quarter's US$321 per ounce, an increase of 7 per cent. This increase was caused primarily by the impact of the cost drivers mentioned above.

Operating profit at US$49 million (R344 million) decreased by US$5 million compared with the June quarter due to the combination of a slightly lower gold price, higher costs and marginally less gold produced.

Capital expenditure remained at around US$13 million (R90 million) for the quarter. The main areas of capital expenditure were the purchase of secondary mining fleet, capital waste mining (Teberebie cutback) and a down payment on a new ball mill. The Tarkwa expansion project feasibility continued to be advanced during the quarter and a decision on whether and how to proceed should be made by calendar year end.

Gold production for the December quarter is expected to be similar to the current quarter and in line with an annualised throughput of around 700,000 ounces per annum. Unit costs are expected to remain under pressure on the back of the continued cost of on-mine power generation. The purchase of primary and secondary mining equipment totalling US$25 million (R186 million) will increase mining flexibility and help maintain unit costs at similar levels.

Damang

		September 2006	Restated June 2006
Gold produced	- 000'ozs	48.5	55.7
Yield	- g/t	1.1	1.3
Total cash costs	- US$/oz	438	315

Gold production decreased 13 per cent from 55,700 ounces during the June quarter to 48,500 ounces in the September quarter. This decrease is attributable to the lower feed grade to the plant, from 1.5 grams per ton to 1.2 grams per ton in the September quarter. The lower feed grade was due to the depletion of the Amoanda pit, previously a source of high-grade fresh ore, and a higher percentage of lower grade stockpiled material being treated. Furthermore, the B4 fresh ore surface stockpile was virtually depleted and replaced by the lower grade B3 surface stockpile.

The mill throughput for the quarter at 1,317,000 tons was marginally higher than the 1,302,000 tons processed in the June quarter and was not affected by the load shedding in Ghana.

Total tons mined increased from 4.3 million tons to 5.1 million tons. Ore mined for the quarter was 7 per cent lower at 818,000 tons and reflects the lower fresh ore tonnages from the Amoanda pit. Additional oxide ore tonnages were mined from the Tomento pits, which are now fully into production. The above initiatives and the continued development of the Damang cutback as well as the J2SW and Tomento pits, resulted in an increase in the strip ratio from 3.8 in the June quarter to 5.2 in the September quarter. The Tomento pits will remain the main source of oxide feed to the plant in the near future, while increasing volumes of fresh ore will be mined from the Damang pit cutback and J2SW pits, offsetting lower grade fresh ore B3 surface stockpile material.

Operating costs, including gold-in-process adjustments, increased to US$21 million (R150 million) from US$19 million (R122 million) last quarter. This increase was due to on-site power generation in the later part of the quarter (in line with national load shedding requirements) and a gold-in-process (GIP) inventory charge of US$1 million (R8 million) for the quarter compared with a credit adjustment of US$1 million (R4 million) in June quarter. The cost per ton milled increased slightly from US$15.05 to US$15.23. Total cash costs increased from US$315 per ounce to US$438 per ounce reflecting the lower gold production and higher operating costs. A diesel hedge was put into place at the start of

the quarter to cap the diesel fuel cost during financial 2007 – refer page 15 for more detail.

Operating profit decreased from US$16 million (R102 million) to US$9 million (R64 million).

Capital expenditure was similar to the June quarter at US$7 million (R48 million), the majority of which was incurred in mining the Damang pit cutback. The installation of an additional leach tank at a cost of US$3 million to increase recovery was approved during the quarter. In addition, approval was given for the mine to raise the tailings facilities at a cost of US$7 million.

Gold production in the December quarter should be similar to the September quarter. In the second half of the financial year gold output is expected to increase as a greater proportion of lower grade fresh ore stockpile is replaced by fresh ore. The fresh ore will be sourced from the Damang cutback and J2SW open pit as these pits are brought into production. Unit costs are expected to remain under pressure on the back of the continued cost of on-mine power generation.

Venezuela
Choco 10

		September 2006	Restated June 2006
Gold sold	- 000'ozs	17.2	22.8
Gold produced	- 000'ozs	16.2	19.9
Yield	- g/t	1.7	1.8
Total cash costs	- US$/oz	458	293

Gold production for the quarter decreased 19 per cent from 19,900 ounces to 16,200 ounces. During July and August production was affected by failure of the ball mill drive train which restricted plant throughput capacity for a total of 29 days and affected recoveries by coarsening the grind. This was compounded by the need to deliver fine material from the low grade Pisolita pit when operating with the SAG mill only. As a result total mill throughput for the quarter was 306,000 tons compared with 348,000 tons last quarter. Yield was slightly lower at 1.7 grams per ton.

Mining continued in the Pisolita and Rosika pits, and a cutback at the Coacia pit is underway. Mined quantities increased month on month during the quarter, but remained lower than planned, mainly as a result of equipment availability issues. The grade mined at 1.87 grams per ton includes low grade material that was stockpiled separately, allowing an achieved processed head grade of 1.98 grams per ton.

Water levels in the reservoir supplying the mine remain low following lower than normal seasonal rainfall. A bore-field is being developed to provide a long term reliable water source. In addition to this a permit application has been filed for the withdrawal of water from the nearby Yuruari River and discussions are underway with underground mines in the area for the supply of their excess water to Choco 10.

Operating costs, including gold in process movements, increased from US$7 million (R44 million) to US$9 million (R66 million) as a result of higher processing and general and administration costs (G&A). Processing costs increased as a result of buying in process water and as a result of increased reagent and contractor costs incurred to repair the mill. G&A increased primarily as a result of the full inclusion of Gold Fields overheads. Total cash costs as a result of the lower production and increased costs amounted to US$458 per ounce compared with US$293 per ounce in the June quarter. Operating profit decreased to US$1 million (R8 million) for the quarter, compared with US$7 million

(R46 million) in the June quarter due to the above factors and the slightly lower gold price.

The recapitalization of the process plant is progressing well, with some US$1 million in capital expenditure included for the quarter. The exploration programme advanced on schedule with the completion of 19,700 metres of diamond drilling and 13,400 metres of RC drilling. Drilling was primarily focused on the down-dip extension of the VBK mineralization. High-grade mineralization has been defined over 600 meter strike and remains open both along strike and down-dip. An additional diamond drill programme has commenced which aims to define the high-grade mineralization over 1.5 kilometer strike by the end of the year. Total capital expenditure amounted to R77 million (US$11 million) compared with R27 million (US$4 million) the previous quarter.

The mine is currently processing an average of more than 5,000 tons per day and maintenance work to fully repair the ball mill is scheduled for the December quarter. This will require a mill shutdown of approximately four days. Gold production for the December quarter is expected to improve on current levels on the back of higher mining grades and mill throughput. Unit costs, as a result will reduce in the coming quarter. Capital expenditure, including exploration, is forecast to increase in the December quarter.

Australia
St Ives

		September 2006	Restated June 2006
Gold produced	- 000'ozs	**123.4**	116.4
Yield - Heap leach	- g/t	**0.4**	0.4
Yield - Milling	- g/t	**3.0**	3.1
Yield - Combined	- g/t	**2.3**	2.2
Total cash costs	- A$/oz	**564**	522
	- US$/oz	**429**	389

Gold production for the quarter was 123,400 ounces, 6 per cent up on the last quarter's 116,400 ounces. This increase was largely due to the Lefroy mill achieving higher throughput, as last quarter included a five day maintenance shutdown. Gold production from the Lefroy mill was 116,200 ounces compared with 108,700 ounces achieved in the June quarter. Gold produced from heap leach amounted to 7,200 ounces compared with 7,700 ounces in the June quarter, the decrease resulting from slow leaching of Mars ore.

Total open pit movements increased whilst strip ratios decreased during the quarter, as the Thunderer open pit produced its first ore. During the quarter 3.2 million bank cubic metres (BCM's) of ore and waste were mined compared with 2.8 million BCM's in the previous quarter. The average strip ratio decreased from 7.6 to 6.3. Open pit operations produced 1.2 million tons of ore for the quarter compared with 1.0 million tons the previous quarter, while mine head grade increased to 2.3 grams per ton from 2.0 grams per ton. This was largely due to the use of a smaller excavator in the Agamemnon open pit and better control over the mining of ore blocks which minimised dilution.

Underground operations produced 381,500 tons of ore at a mined head grade of 4.8 grams per ton for the quarter compared with 455,800 tons at 4.3 grams per ton in the previous quarter. At the Leviathan complex all production came from the Conqueror zone as planned due to the completion of East Repulse underground operation. Total tonnage was well down as a result and only partially offset by higher grade, resulting in lower contributed ounces quarter on quarter. Argo underground also produced lower tonnage but at an increased grade.

Operating costs, including gold-in-process movements, increased to A$69 million (R372 million) from A$65 million (R307 million) in the June quarter, reflecting the 5 per cent increase in volumes mined mainly from the open pits as described above and the increase in processing at the Lefroy mill. Increases in input costs, principally power and fuel and accelerated waste charges added to the cost increase quarter on quarter. Waste costs are brought to account over the life of each pit and adjustments where required for changes in reserve estimates. The price participation royalty calculated at 10 per cent of the average quarterly gold price above A$600 per ounce, amounted to A$3 million (R14 million), similar to last quarter. Total cash costs increased to A$564 per ounce for the quarter from A$522 in the previous quarter due to the higher input costs.

Operating profit at A$32 million (R172 million) was marginally below the previous quarter's A$33 million (R159 million) due to the lower average gold price and higher operating costs which were only partially offset by the increase in production.

Capital expenditure for the September quarter was A$22 million (R116 million) compared with A$19 million (R90 million) in the June quarter. Mine development capital was higher than the previous quarter at A$13 million (R69 million) compared with A$11 million (R58 million) last quarter. The majority of this expenditure was incurred at Argo underground, Thunderer and Delta North pre-strip and the number 3 heap leach pad. Capitalised exploration expenditure amounted to A$8 million (R41 million) for the quarter, compared with A$6 million (R29 million) in the June quarter.

Gold production and unit cost for the December quarter are expected to be similar to the September quarter.

Agnew

		September 2006	Restated June 2006
Gold produced	- 000'ozs	**59.2**	49.3
Yield	- g/t	**5.4**	4.7
Total cash costs	- A$/oz	**276**	400
	- US$/oz	**209**	298

Gold production for the quarter was 59,200 ounces, 20 per cent higher than the previous quarter's 49,300 ounces. This increase was due to increased mill throughput combined with an increase in grade. The head grade for the quarter was 5.9 grams per ton compared with 5.2 grams per ton during the previous quarter. This was mainly due to a higher grade and tonnage from Waroonga (Kim and Main Lodes).

Open pit mining at Songvang produced 213,300 tons of ore for the quarter, an increase on the 168,100 tons produced during the preceding quarter. However, this was at a slightly lower grade of 1.96 grams per ton compared with 2.14 grams per ton in the June quarter. The total volume of ore and waste mined from the pit was 1.3 million bank cubic metres (BCM's) versus 1.2 million BCM's during the previous quarter. The average strip ratio decreased from 19.8 to 17.0 during the quarter. This is set to reduce significantly over the next six months as we reach the main ore body.

The underground operations at Waroonga produced 118,600 tons of ore at 13.2 grams per ton during the quarter compared with 114,800 tons at 11.5 grams per ton in the preceding quarter.

Operating costs, including gold-in-process movements, were A$16 million (R89 million) for the September quarter compared with A$21 million (R100 million) for the June quarter. Total cash costs decreased to A$276 per ounce for the quarter compared with A$400 per ounce in the preceding quarter. A$88 per ounce of this decrease was due to a change in the method of charging for waste in the Songvang open pit.

Operating profit amounted to A$32 million (R173 million) compared with A$21 million (R98 million) in the June quarter as a result of the above.

Capital expenditure for the September quarter was A$11 million (R57 million), compared with A$7 million (R32 million) in the June quarter. Songvang pre-strip and ongoing development of the Waroonga underground complex accounted for the majority of this expenditure. Capitalised exploration expenditure amounted to A$3 million (R14 million) compared with A$2 million (R10 million) in the previous quarter.

Gold produced during the December quarter is expected to remain in line with the September quarter, with cash costs expected to rise as the impact of the completion of the pre-strip waste at Songvang is felt. Capital expenditure is expected to increase with the commencement of the extension to the Leinster village.

Quarter ended 30 September 2006 compared with quarter ended 30 September 2005

Attributable gold production increased 1 per cent from 993,000 ounces for the quarter ended 30 September 2005 to 1,005,000 ounces produced in the quarter ended 30 September 2006. This increase was mainly due to the production from Choco 10, attributable 15,400 ounces, with the balance of the international operations similar to that achieved in the September 2005 quarter.

The South African operations produced 649,000 ounces virtually unchanged when compared with the 647,000 ounces produced in the September 2005 quarter. The decrease of 32,300 ounces at Driefontein being offset by Kloof and Beatrix.

Revenue increased by 57 per cent in rand terms (increased 44 per cent in US dollar terms) from R3,023 million (US$464 million) to R4,732 million (US$667 million). The higher gold price of R142,035 per kilogram (US$622 per ounce) compared with R91,669 per kilogram (US$437 per ounce) achieved in F2005, contributed significantly to this increase.

Operating costs, including gold-in-process movements, increased from R2,285 million (US$351 million) to R2,745 million (US$387 million), an increase of 20 per cent. The weaker rand when translating costs at the international operations into South African rand accounted for approximately half of this increase, amounting to R224 million (US$35 million). Exchange rates weakened from an average of US$1 = R6.52 to US$1 = R7.10, or 9 per cent and from A$1 = R4.96 to A$1 = R5.38, or 8 per cent quarter on quarter. Total cash costs for the Group in rand terms, increased 19 per cent from R67,212 per kilogram (US$321 per ounce) to R79,862 per kilogram (US$350 per ounce) due to the above factors.

At the South African operations operating costs increased by 10 per cent to R1,644 million for the year compared with R1,488 million the previous year. This was due to above inflation wage increases, an increase in square metres mined of 14 per cent to offset the lower grades mined, and the increase in reef development of over 20 per cent. Unit cash costs increased from R70,689 to R77,543 per kilogram due to the increase in costs. At the international operations unit cash costs increased by 24 per cent from US$295 per ounce to US$365 per ounce, mainly due to the combined effect of higher stripping ratios and lower grades, added to the increased cost of inputs driven by the commodities boom and increased fleet maintenance costs at Tarkwa.

Operating profit at R1,987 million (US$280 million), compared with R738 million (US$113 million) in the previous year, with the group benefiting from the higher gold price in all currencies.

Net earnings were R698 million (US$98 million) compared with R64 million (US$10 million) in the September 2005 quarter. The increase in earnings was largely due to the nearly three-fold increase in operating profit.

Earnings excluding gains and losses on financial instruments and foreign debt and exceptional items amounted to R702 million (US$99 million) this quarter compared with R69 million (US$11 million) in the September 2005 quarter.

Capital and development projects

Cerro Corona

During the quarter community relationships around this project remained strong. The company continues to work closely with the several communities located near the Cerro Corona project site as well as reaching out to several more distant communities. This outreach is typically one of cooperative, sustainable development efforts with a particular focus on education and hygiene.

The bulk of the community relations effort remains focussed on ensuring direct benefit to local communities through employment and the use of local contractors in the construction of the project. In all, more than 600 local residents are at work on the Cerro Corona project, either through employment by the company itself or through various contractors. The company is in the process of selecting locals for intensive, offsite training to become mill operators when the plant becomes operational in late 2007. More than 40 local, small contractors have been involved in the many construction activities required to build the project. This effort by the company continues to build goodwill in the communities. It is believed that several well qualified, community based contracting firms will result from this effort, further strengthening ties between the community and the company.

In the light of this, it is disappointing to report that in mid October an illegal blockade of the Project site commenced. At the time of writing this had been underway for some 10 days and resolution of the stand off had been escalated to national level. On site activities were suspended last week to ensure the health and safety of employees. The blockade appears to be motivated by local political activity ahead of the November mayoral elections. Demands regarding increased employment from local communities and increased use of local contractors have been made, notwithstanding the fact that the company is substantially exceeding commitments it had made to the communities in both these regards. It is clear that this action is not supported by the majority of residents living near the project, who are feeling the negative effects of the suspension of project employment, and it appears the blockade is being enforced by people from outside the project area. While efforts are underway to enforce an interdict to remove the blockade, it remains the highest priority of both the company and the authorities to achieve this peacefully.

During the quarter mining operations ramped up satisfactorily and by the end of September mining rates were close to the level required for full scale operations of 1 million tons per month.

The majority of the on site construction activities involved bulk earthworks in the process plant, runoff control systems and the permanent man-camp areas, along with rehabilitation of roads. Temporary camp facilities are now complete and these can accommodate and service more than 1,000 workers at the project site. There are currently in excess of 600 workers engaged on site of which some 165 are employed directly by the company.

By quarter end the engineering contractor was in the final stages of detailed engineering for the process plant and facilities, with more than 95 per cent of this work now complete. Procurement is similarly advanced and delivery of all major equipment remains on track. Final design packages for alternate tailing and mine overburden storage facilities have been received.

Subject to rapid resolution of the blockade, the process plant is still expected to be completed in time for commissioning before the end of F2007. At this stage the tailings storage facility remains the most critical item from a schedule point of view and progress during coming months will determine the final completion date.

Project expenditure to date amounts to US$115 million (R812 million) of which US$51 million (R361 million) was spent in the September quarter. It is anticipated that total development costs for this project will amount to approximately US$340 million.

Exploration and corporate development

Gold Fields completed drilling on five projects during the quarter on its greenfield exploration sites. Its partner North American Palladium (TSX, Amex: "PDL") also completed drilling on the Arctic Platinum Project in Finland as part of their option agreement.

At the Essakane project in Burkina Faso (50 per cent interest) delays in the extensive re-assay programme have been experienced and the completion of this programme is expected at the end of October. As previously reported these delays were caused by the inability of in-country laboratories to provide assaying services of a suitable quality. Once all assays have been received and verified to comply with QA-QC standards, the resource model to be used in the bankable feasibility study will be updated. This is expected just after calendar year end and completion of the feasibility study is expected after mid calendar 2007.

On the 85 per cent owned Telikan in Guinea results of the 5,700 meter RAB drilling programme were received. Gold Fields has decided that the project does not fit with its short term strategic requirements and will be looking for a third party to continue with the projects development. With partner Glencar Mining plc (AIM: "GEX") on their 85 per cent Sankarani project in south-western Mali, with a potential earn-in of net 60 per cent on the total project, approximate results have been received from the initial drilling programme and further work is being planned on the project. At the 80 per cent owned Kisenge project in the southern DRC a limited 4,200 meter aircore programme and a 900 meter diamond drill programme were completed during the quarter. Samples collected from these programme are being transported to laboratories for analysis.

At the Central Victoria project in Australia, aircore drilling continued to define the newly discovered parallel trend located to the east of Lockington trend. Follow-up diamond drilling will begin during the upcoming quarter. Initial aircore and RC drilling was completed on two targets within our New South Wales generative programme with a subsidiary company owned by GeoInformatics Exploration Inc (TSX Venture: "GXL"). In China, field work continues on the Fujian JV with partners Zijin Mining (HKSE: "2899") including geologic mapping and stream sediment sampling of the Fujian epithermal belt and in the Heilongjiang province with local state owned partners SMEI.

In the El Callao District in Venezuela, regional exploration continued surrounding Gold Fields 95 per cent owned Choco 10 mine and field work has begun on the recently acquired Choco 6 concession. An extensive resource drilling programme is in progress at Choco 10 that will lead to the issuance of Gold Fields first resource and reserve statement on that property. Drilling has just recently begun on the Choco 6 concessions.

A new equity investment and joint venture option was concluded with Lero Gold Corp (TSX Venture: "LER") regarding their Taldybulak prospect in Kyrgyzstan. The proceeds of this C$2.5 million placement will be directed towards the next phase of exploration on the prospect and concluding that, Gold Fields will have the right to enter into an earn-in arrangement on the project.

Corporate

Acquisition of South Deep

On 11 September 2006 Gold Fields Limited announced three separate transactions, collectively worth approximately US$2.5 billion, which will significantly increase Gold Fields' interest in the South Deep Gold Mine in South Africa. South Deep is one of the most important developing gold mines in the world, with reserves of 29.3 million ounces contained in a resource of 67 million ounces.

South Deep is currently owned and operated through the Barrick Gold – Western Areas Joint Venture, an unincorporated entity in which Barrick and Western Areas each hold an interest of 50 per cent.

The salient features of the three separate transactions, which are not interdependent, are as follows:

- Gold Fields and Barrick Gold Corporation (Barrick) have reached agreement for Gold Fields to acquire the 50 per cent stake owned by Barrick in the developing South Deep gold mine;

- Gold Fields and JCI Limited (JCI) have reached agreement for Gold Fields to acquire 27 million Western Areas shares from JCI, which will increase the Gold Fields stake in Western Areas to 34.7 per cent. The parties have further agreed to a reciprocal call and put option that could see Gold Fields increase its stake in Western Areas further to 41 per cent.

- Gold Fields has undertaken to make a general offer to Western Areas Limited (Western Areas) shareholders to acquire all of the outstanding shares in Western Areas which Gold Fields does not yet own. Western Areas' largest asset is its 50 per cent interest in South Deep and;

R4.7 billion investment in Driefontein and Kloof

On 7 September 2006 Gold Fields Limited announced that it will invest R4.7 billion in the deepening of the Driefontein and Kloof gold mines in South Africa, the Company's flagship operations. These projects will access an additional 10.8 million ounces of gold below the current infrastructure of the two mines.

These investments will extend the South African production profile to at least 2035, strengthening further the solid foundation from which Gold Fields will continue to pursue its existing commitment to international growth. These investments will be funded from internal sources and to the extent required, from external debt.

Driefontein 9 sub-vertical shaft depth extension project
The company aims to invest R3.3 billion to deepen the existing 9 sub-vertical shaft system making it the deepest mine in the world.

This will enable Driefontein to mine an additional 8.8 million ounces of reserves, contained in a resource of 13.9 million ounces and will extend the life of the mine by at least 13 years to approximately 2035.

The project was planned using a long-term gold price of R100,000 per kilogram, with a break even gold price of R85,360 per kilogram. The life of mine incremental cash costs for the project are anticipated to be R65,977 per kilogram, with average working costs of R543 per ton. The planned capital investment per reserve ounce is US$51 and the project is forecast to deliver a return of 8 per cent at R100,000 per kilogram.

Shaft sinking will commence in October 2007 and is expected to be completed late in calendar year 2011, after which it will take a further 12 months to equip the proposed 200,000 ton per month shaft.

Horizontal development to intersect reef on all seven planned production levels will be completed by the middle of calendar year 2014. Planned full production of 170,000 reef tons hoisted per month will be achieved during 2019.

Kloof Extension Area (KEA) decline shaft project
Gold Fields plans to invest R1.4 billion in the development of a decline shaft system to provide access to the KEA. The KEA, which is down dip from the existing 3 sub vertical shaft and north of the existing 4 sub vertical shaft, will be the second deepest mine in the world.

This project will enable Kloof to mine an additional 2.0 million ounces of reserves, contained in a resource of 4.5 million ounces, and will add incremental gold production to Kloof's production profile from 2011 to 2021.

The project was planned using a long-term gold price of R100,000 per kilogram with a break even gold price of R83,137 per kilogram. The life of mine incremental cash costs for the project are anticipated to be R58,244 per kilogram, with average working costs of R864 per ton. The planned capital investment per reserve ounce is US$95 and the project is forecast to deliver a return of 15 per cent.

The sinking of the decline shaft will commence in July 2007 with the five planned production levels coming into production over a nine year period. The first reef intersection on 44 Level is expected in the second half of 2009, when the first gold will be produced from this project. Planned full production of 60,000 reef tons per month will be reached during 2018.

The project is being designed to accommodate a possible extension to below 48 level, where the potential exist for additional reserves.

Employment Equity
Gold Fields wishes to correct a statement issued by the Minister of Labour on 12 September 2006, listing Gold Fields amongst 1,296 companies who have failed to submit employment equity reports for 2005 to the South African Department of Labour.

These reports are entirely incorrect.

Gold Fields has completed all regulatory filings required by the Department of Labour and takes pride in its full and ongoing compliance with the Department's requirements.

Gold Fields has letters from the Department of Labour confirming receipt of all of its employment equity reports by the Department.

Change in accounting policy
Capitalisation of costs relating to Ore Reserve Development (ORD)
On 1 July 2006, the Group changed its accounting policy on Ore Reserve Development ("ORD") costs. These costs are now capitalised and amortised over the period the Group expects to consume the economic benefits relating to ORD. Previously, ORD costs were expensed. The change in accounting policy has been applied retrospectively for the earliest comparative period presented in terms of IAS8 Accounting policies, changes in accounting estimates and errors.

ORD is all off-reef development that allows access to reserves that are economically recoverable in the future. ORD includes, but is not limited to, crosscuts, footwalls, return airways and box holes. The cost of developing access ways and other infrastructure creates for the Group probable economic benefits that, in combination with other assets at its mining operations, contribute directly to the future cash inflows of the Group. The change in accounting policy will therefore allow for improved financial reporting and will align the Group's policy with those of its global industry peers.

The effect of the change in accounting policy for the last 3 years is an after tax credit to earnings of:
F2006 - R81.5 million
F2005 - R117.1 million
F2004 - R363.9 million

The impact of the change in accounting policy for the first quarter of financial 2007 is a credit to earnings of R49.7 million. For the June 2006 quarter the impact is a credit to earnings of R13.5 million and for the September 2005 quarter a credit to earnings of R25.1 million.

The corresponding entry for the above adjustments was to increase property, plant and equipment and deferred tax liabilities.

Earnings for F2006 have been restated to R1,470.1 million from R1,388.6 million. As a result, earnings per share and headline earnings per share have been restated for the comparative year increasing from 281 to 298 cents per share and from 270 to 287 cents per share respectively.

Outlook
Gold production and total cash costs for the December quarter should be similar to the September quarter.

Basis of accounting
The unaudited results for the quarters have been prepared on the International Financial Reporting Standards (IFRS) basis. The detailed financial, operational and development results for the September 2006 quarter are submitted in this report.

These consolidated quarterly statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of this report are consistent with those applied in the previous financial year other than the change in accounting policy referred to.

I.D. Cockerill
Chief Executive Officer
26 October 2006

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	**Quarter**		
	September 2006	Restated June 2006	Restated September 2005
Revenue	**4,731.9**	4,369.0	3,022.5
Operating costs	**2,763.6**	2,518.8	2,274.0
Gold inventory change	**(18.3)**	(22.7)	10.9
Operating profit	**1,986.6**	1,872.9	737.6
Amortisation and depreciation	**680.7**	617.1	498.8
Net operating profit	**1,305.9**	1,255.8	238.8
Finance income/(cost)	**13.8**	35.0	(0.1)
- Net interest received/(paid)	**16.7**	(5.0)	0.8
- (Loss)/gain on foreign debt, net of cash	**(2.9)**	40.0	(0.9)
(Loss)/gain on financial instruments	**(9.4)**	23.8	(8.8)
Other expense	**(28.7)**	(55.6)	(18.8)
Exploration	**(65.6)**	(94.0)	(66.2)
Profit before tax and exceptional items	**1,216.0**	1,165.0	144.9
Exceptional gain	**8.7**	6.2	2.7
Profit before taxation	**1,224.7**	1,171.2	147.6
Mining and income taxation	**464.2**	474.6	57.8
- Normal taxation	**251.7**	227.0	74.0
- Deferred taxation	**212.5**	247.6	(16.2)
Net profit	**760.5**	696.6	89.8
Attributable to:			
- Ordinary shareholders	**697.8**	617.9	64.3
- Minority shareholders	**62.7**	78.7	25.5
Exceptional items:			
Profit on sale of investments	**0.4**	10.0	1.8
Profit/(loss) on sale/(disposal) of assets	**8.3**	(0.9)	-
Other	**-**	(2.9)	0.9
Total exceptional items	**8.7**	6.2	2.7
Taxation	**(3.1)**	2.8	(0.6)
Net exceptional items after tax and minorities	**5.6**	9.0	2.1
Net earnings	**697.8**	617.9	64.3
Net earnings per share (cents)	**141**	125	13
Headline earnings	**692.2**	607.3	61.3
Headline earnings per share (cents)	**140**	123	12
Diluted earnings per share (cents)	**141**	124	13
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items	**701.7**	549.5	68.8
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)	**142**	111	14
Gold sold – managed	kg	**33,315**	33,875	32,972
Gold price received	R/kg	**142,035**	128,974	91,669
Total cash costs	R/kg	**79,862**	70,908	67,212

Income statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

United States Dollars		Quarter		
		September 2006	Restated June 2006	Restated September 2005
Revenue		666.5	682.7	463.6
Operating costs		389.2	393.6	348.8
Gold inventory change		(2.6)	(3.6)	1.7
Operating profit		279.9	292.7	113.1
Amortisation and depreciation		95.9	96.5	76.5
Net operating profit		184.0	196.2	36.6
Finance income/(cost)		2.0	5.7	-
- Net interest received/(paid)		2.4	(0.8)	0.1
- (Loss)/gain on foreign debt, net of cash		(0.4)	6.5	(0.1)
(Loss)/gain on financial instruments		(1.3)	3.5	(1.3)
Other expense		(4.1)	(8.7)	(2.9)
Exploration		(9.3)	(14.7)	(10.2)
Profit before tax and exceptional items		171.3	182.0	22.2
Exceptional gain		1.2	1.0	0.4
Profit before taxation		172.5	183.0	22.6
Mining and income taxation		65.4	74.2	8.8
- Normal taxation		35.5	35.5	11.3
- Deferred taxation		29.9	38.7	(2.5)
Net profit		107.1	108.8	13.8
Attributable to:				
- Ordinary shareholders		98.3	96.6	9.9
- Minority shareholders		8.8	12.2	3.9
Exceptional items:				
Profit on sale of investments		-	1.6	0.3
Profit/(loss) on sale/(disposal) of assets		1.2	(0.1)	-
Other		-	(0.5)	0.1
Total exceptional items		1.2	1.0	0.4
Taxation		(0.4)	0.4	(0.1)
Net exceptional items after tax and minorities		0.8	1.4	0.3
Net earnings		98.3	96.6	9.9
Net earnings per share (cents)		20	20	2
Headline earnings		97.5	94.9	9.4
Headline earnings per share (cents)		20	19	2
Diluted earnings per share (cents)		20	19	2
Net earnings excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items		98.8	85.8	10.6
Net earnings per share excluding gains and losses on financial instruments and foreign debt, net of cash and exceptional items (cents)		20	17	2
South African rand/United States dollar conversion rate		7.10	6.39	6.52
South African rand/Australian dollar conversion rate		5.38	4.77	4.96
Gold sold – managed	ozs (000)	1,071	1,089	1,060
Gold price received	$/oz	622	628	437
Total cash costs	$/oz	350	345	321

Balance sheet

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	September 2006	Restated June 2006	September 2006	Restated June 2006
Property, plant and equipment	25,234.0	24,069.5	3,320.3	3,239.5
Non-current assets	500.1	484.0	65.8	65.1
Investments	2,875.2	2,483.9	378.3	334.3
Current assets	3,782.7	4,351.2	497.7	585.6
- Other current assets	2,558.8	2,733.7	336.7	367.9
- Cash and deposits	1,223.9	1,617.5	161.0	217.7
Total assets	**32,392.0**	31,388.6	**4,262.1**	4,224.5
Shareholders' equity	20,673.7	19,851.5	2,720.2	2,671.8
Deferred taxation	5,737.0	5,454.7	754.9	734.2
Long-term loans	1,877.4	2,021.6	247.0	272.1
Environmental rehabilitation provisions	1,105.7	1,079.3	145.5	145.3
Post-retirement health care provisions	17.7	18.0	2.3	2.4
Current liabilities	2,980.5	2,963.5	392.2	398.7
- Other current liabilities	2,643.5	2,641.8	347.9	355.4
- Current portion of long-term loans	337.0	321.7	44.3	43.3
Total equity and liabilities	**32,392.0**	31,388.6	**4,262.1**	4,224.5
South African rand/US dollar conversion rate			7.60	7.43
South African rand/Australian dollar conversion rate			5.74	5.44

Condensed statement of changes in equity

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand		United States Dollars	
	September 2006	Restated September 2005	September 2006	Restated September 2005
Balance at the beginning of the financial year	19,851.5	16,534.1	2,671.8	2,467.8
Effect of change in accounting policy – capitalisation of ore reserve development costs	-	464.6	-	69.3
	19,851.5	16,998.7	2,671.8	2,537.1
Issue/(cancellation) of share capital	0.4	(0.3)	0.1	-
Increase/(decreases) in share premium	31.8	(66.3)	4.5	(10.2)
Marked to market valuation of listed investments	242.8	51.5	34.2	7.9
Dividends paid	(545.4)	(196.8)	(76.8)	(29.4)
Increase in share-based payment reserve	19.1	15.6	2.7	2.5
Profit attributable to ordinary shareholders	697.8	64.3	98.3	9.9
Profit attributable to minority shareholders	62.7	25.5	8.8	3.9
(Decrease)/Increase in minority interests	(50.7)	-	(7.1)	-
Currency translation adjustment and other	363.7	(516.2)	(16.3)	65.1
Balance as at the end of September	**20,673.7**	16,376.0	**2,720.2**	2,586.8

Reconciliation of quarterly headline earnings with net earnings

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

	South African Rand			United States Dollars		
	September 2006	Restated June 2006	Restated September 2005	September 2006	Restated June 2006	Restated September 2005
Net earnings	**697.8**	617.9	64.3	**98.3**	96.6	9.9
Profit on sale of investments	(0.4)	(10.0)	(1.8)	-	(1.6)	(0.3)
Taxation effect of profit on sale of investments	-	-	0.3	-	-	-
Profit on sale of assets	(8.3)	-	-	(1.2)	-	-
Taxation effect on profit on sale of assets	3.1	-	-	0.4	-	-
Other after tax adjustments	-	(0.6)	(1.5)	-	(0.1)	(0.2)
Headline earnings	**692.2**	607.3	61.3	**97.5**	94.9	9.4
Headline earnings per share – cents	140	123	12	20	19	2
Based on headline earnings as given above divided by 495,449,657 (June 2006 – 494,628,373 and September 2005 – 491,515,569) being the weighted average number of ordinary shares in issue						

Cash flow statement

International Financial Reporting Standards Basis

Figures are in millions unless otherwise stated

South African Rand	Quarter		
	September 2006	Restated June 2006	Restated September 2005
Cash flows from operating activities	**1,609.3**	1,742.0	486.1
Profit before tax and exceptional items	**1,216.0**	1,165.0	144.9
Exceptional items	**8.7**	6.2	2.7
Amortisation and depreciation	**680.7**	617.1	498.8
Change in working capital	**9.9**	134.3	(120.4)
Taxation paid	**(314.8)**	(81.3)	(77.7)
Other non-cash items	**8.8**	(99.3)	37.8
Dividends paid	**(555.9)**	(45.9)	(196.8)
Ordinary shareholders	**(545.4)**	-	(196.8)
Minority shareholders in subsidiaries	**(10.5)**	(45.9)	-
Cash flows from investing activities	**(1,307.2)**	(1,794.7)	(513.9)
Capital expenditure – additions	**(1,188.0)**	(875.5)	(508.5)
Capital expenditure – proceeds on disposal	**8.4**	10.3	4.2
Purchase of subsidiaries	**-**	(21.7)	-
Purchase of investments	**(121.4)**	(851.2)	(12.1)
Proceeds on the disposal of investments	**2.2**	1.6	8.4
Environmental and post-retirement health care payments	**(8.4)**	(58.2)	(5.9)
Cash flows from financing activities	**(168.9)**	37.4	(206.6)
Loans received	**-**	-	-
Loans repaid	**(155.6)**	-	(140.0)
Minority shareholders loans received	**(45.5)**	(33.6)	-
Shares issued/(repurchased)	**32.2**	71.0	(66.6)
Net cash outflow	**(422.7)**	(61.2)	(431.2)
Translation adjustment	**29.1**	177.2	(144.2)
Cash at beginning of period	**1,617.5**	1,501.5	3,375.0
Cash at end of period	**1,223.9**	1,617.5	2,799.6

United States Dollars	Quarter		
	September 2006	Restated June 2006	Restated September 2005
Cash flows from operating activities	**226.7**	267.8	75.1
Profit before tax and exceptional items	**171.3**	182.0	22.2
Exceptional items	**1.2**	1.0	0.4
Amortisation and depreciation	**95.9**	96.5	76.5
Change in working capital	**1.4**	21.0	(18.5)
Taxation paid	**(44.3)**	(17.1)	(11.3)
Other non-cash items	**1.2**	(15.6)	5.8
Dividends paid	**(78.3)**	(7.2)	(29.4)
Ordinary shareholders	**(76.8)**	-	(29.4)
Minority shareholders in subsidiaries	**(1.5)**	(7.2)	-
Cash flows from investing activities	**(184.1)**	(280.6)	(78.9)
Capital expenditure – additions	**(167.3)**	(136.9)	(78.0)
Capital expenditure – proceeds on disposal	**1.2**	1.7	0.6
Purchase of investments	**-**	(3.5)	(1.9)
Proceeds on the disposal of investments	**(17.1)**	(133.0)	1.3
Proceeds on the disposal of exploration rights	**0.3**	0.2	-
Environmental and post-retirement health care payments	**(1.2)**	(9.1)	(0.9)
Cash flows from financing activities	**(23.8)**	9.7	(31.7)
Loans received	**-**	3.8	-
Loans repaid	**(21.9)**	-	(21.5)
Minority shareholders loans received	**(6.4)**	(5.2)	-
Shares issued/(repurchased)	**4.5**	11.1	(10.2)
Net cash outflow	**(59.5)**	(10.3)	(64.9)
Translation adjustment	**2.8**	(11.1)	3.5
Cash at beginning of period	**217.7**	239.1	503.7
Cash at end of period	**161.0**	217.7	442.3

Hedging / Derivatives

Policy

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure,
- for specific debt servicing requirements, and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Gold Fields has various currency financial instruments - those remaining are described in the schedule. It has been decided not to account for these instruments under the hedge accounting rules of IAS 39 and accordingly the positions have been marked to market.

Position at end of September 2006

On 7 January 2004, Gold Fields Australia closed out its Australian dollar/United States dollar currency financial instruments. The existing forward purchases of Australian dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding open position of US$275 million was at an average spot rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions. An amount of US$102.8 million had already been accounted for up until the end of December 2003. In addition, in order that the Group was able to participate in further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/US dollar call options were purchased in respect of an amount of US$275 million of which the value dates and amounts match those of the original structure. The Australian dollar call options resulted in a premium of US$8.3 million. The payment of the premium will be effected so as to match the maturity dates of the original structure. The average strike price of the options is 0.7670 US$/A$.

Subsequent to this, on 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakened Australian dollar against the US dollar at that time. The original value of the future cash flows was US$107.4 million or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147 million, based on the spot rate on 7 May 2004 of 0.7158 US$/A$. The balance at the end of the June quarter was A$37.8 million. This position was closed out and a cash inflow of A$38.2 million was received early in July 2006. As this financial instrument has been closed out, there will be no further cash flows, however, the unmatured Australian dollar call options are detailed below:

The balance of the unmatured call options purchased at a total cost of US$8.3 million, are detailed below:

US Dollars / Australian Dollars call options		
Year ended 30 June		2007
Australian dollar call options:		
Amount (US dollars)	- 000's	50,000
Average strike price	- (US$/A$)	0.7670

The marked to market value of all transactions making up the positions in the above table was a positive US$0.2 million. This was based on an exchange rate of A$/US$ 0.7554. The value was based on the prevailing interest rates and volatilities at the time.

US Dollars / Rand forward purchases		
Year ended 30 June		2007
Forward purchases:		
Amount (US Dollars)	- 000's	30,000
Average rate	- (ZAR/US$)	6.8319

The marked to market value of all transactions making up the positions in the above table was a positive R25.1 million (US$3.5 million). The value was based on an exchange rate of ZAR/US$7.60 and the prevailing interest rates and volatilities at the time. The forward purchases of US$30 million will mature on 5 December 2006.

Diesel Hedge

On 3 July 2006, Gold Fields Ghana purchased a one year Asian style (average monthly price) call option in respect of 58.8 million litres of diesel, settled monthly, to protect against adverse energy price movements. The call option resulted in a premium of US$2.5 million, paid upfront, at a strike price of US$0.5716 per litre (US$676.20 per metric ton). This equates to US$73.89 per barrel brent crude and US$0.5371 cents per litre IPE Gasoil. The price at the end of September was US$60.95 per barrel and US$0.4504 cents per litre respectively. The balance of the unexpired options are given below:

Year ended 30 June		2007
Forward purchases:		
Amount (litres)	- 000's	49,000
Strike price	- US$/litre	0,5716

Conversion factor from US dollar per metric ton to US dollar cents per litre = 1,183

The marked to market value of all transactions making up the position above was a positive US$0.4 million. The value was based on an IPE Gasoil price of US$0.4818 per litre (US$569.97 per metric ton). The value was based on the prevailing interest rates and volatilities at the time.

Total cash costs

Gold Institute Industry Standard

All figures are in Rand millions unless otherwise stated

		Total Mine Operations	South African Operations				International Operations	Ghana		Venezuela	Australia #	
			Total	Driefontein	Kloof	Beatrix	Total	Tarkwa	Damang	Choco 10	St Ives	Agnew
Operating costs (1)	September 2006	2,763.6	1,644.0	650.0	615.5	378.5	1,119.6	428.5	142.4	69.6	392.0	87.1
	June 2006	2,518.8	1,563.1	621.5	591.7	349.9	955.7	370.1	125.6	41.1	316.8	102.1
Gold-in-process and inventory change*	September 2006	(13.3)	-	-	-	-	(13.3)	(3.2)	7.8	(4.1)	(12.4)	(1.4)
	June 2006	(17.5)	-	-	-	-	(17.5)	(7.7)	(3.9)	2.9	(6.9)	(1.9)
Less: Rehabilitation costs	September 2006	8.7	6.4	3.0	2.0	1.4	2.3	0.7	-	-	1.6	-
	June 2006	9.9	9.5	2.8	4.1	2.6	0.4	0.4	-	-	-	-
Production taxes	September 2006	7.2	7.2	3.3	2.5	1.4	-	-	-	-	-	-
	June 2006	7.9	7.9	3.7	3.5	0.7	-	-	-	-	-	-
General and admin	September 2006	123.1	71.7	29.0	24.1	18.6	51.4	23.4	3.7	11.6	9.9	2.8
	June 2006	95.9	51.7	22.7	18.5	10.5	44.2	21.6	3.2	3.7	9.0	6.7
Exploration costs	September 2006	8.8	-	-	-	-	8.8	-	2.1	-	6.1	0.6
	June 2006	40.0	-	-	-	-	40.0	-	13.1	-	22.6	4.3
Cash operating costs	September 2006	2,602.5	1,558.7	614.7	586.9	357.1	1,043.9	401.2	144.4	53.9	362.0	82.3
	June 2006	2,347.6	1,494.0	592.3	565.6	336.1	853.6	340.4	105.4	40.3	278.3	89.2
Plus: Production taxes	September 2006	7.2	7.2	3.3	2.5	1.4	-	-	-	-	-	-
	June 2006	7.9	7.9	3.7	3.5	0.7	-	-	-	-	-	-
Royalties	September 2006	50.9	-	-	-	-	50.9	23.1	6.4	2.1	13.8	5.5
	June 2006	46.5	-	-	-	-	46.5	21.2	6.7	2.5	11.4	4.7
TOTAL CASH COSTS (2)	September 2006	2,660.6	1,565.9	618.0	589.4	358.5	1,094.7	424.3	150.8	56.0	375.8	87.8
	June 2006	2,402.0	1,501.9	596.0	569.1	336.8	900.1	361.6	112.1	42.8	289.7	93.9
Plus: Amortisation*	September 2006	643.8	342.8	119.8	139.5	83.5	301.0	66.5	7.1	12.7	214.7	
	June 2006	581.9	367.2	129.0	124.8	113.4	214.7	56.2	6.0	13.0	139.5	
Rehabilitation	September 2006	8.7	6.4	3.0	2.0	1.4	2.3	0.7	-	-	1.6	
	June 2006	9.9	9.5	2.8	4.1	2.6	0.4	0.4	-	-	-	
TOTAL PRODUCTION COSTS(3)	September 2006	3,313.1	1,915.1	740.8	730.9	443.4	1,398.0	491.5	157.9	68.7	679.9	
	June 2006	2,993.8	1,878.6	727.8	698.0	452.8	1,115.2	418.2	118.1	55.8	523.1	
Gold sold – thousand ounces	September 2006	1,071.1	649.3	257.5	242.7	149.1	421.8	173.6	48.5	17.2	123.4	59.2
	June 2006	1,089.1	668.8	285.1	236.0	147.7	420.3	176.0	55.7	22.8	116.4	49.3
TOTAL CASH COSTS - US$/oz	September 2006	350	340	338	342	339	365	344	438	458	429	209
	June 2006	345	351	327	377	357	335	321	315	293	389	298
TOTAL CASH COSTS - R/kg	September 2006	79,862	77,543	77,163	78,077	77,330	83,431	78,589	100,000	104,478	97,941	47,691
	June 2006	70,908	72,196	67,200	77,534	73,313	68,857	66,046	64,686	60,282	79,983	61,292
TOTAL PRODUCTION COSTS - US$/oz	September 2006	436	415	405	424	419	467	399	459	561	525	
	June 2006	430	440	399	463	480	415	372	332	383	494	

DEFINITIONS

Total cash costs and Total production costs are calculated in accordance with the Gold Institute Industry standard.

(1) Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.

(2) Total cash costs – Operating costs less off-mine costs, including general and administration costs, as detailed in the table above.

(3) Total production costs – Total cash costs plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.

* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.

Average exchange rates are US$1 = R7.10 and US$1 = R6.39 for the September and June 2006 quarters respectively.

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Restated total cash cost on the assumption that Ore Reserve Development (ORD) is fully expensed

		Total Mine Operations	South African Operations				International Operations
			Total	Driefontein	Kloof	Beatrix	Total
Total cash costs as above	September 2006	2,660.6	1,565.9	618.0	589.4	358.5	1,094.7
(ORD capitalised)	June 2006	2,402.0	1,501.9	596.0	569.1	336.8	900.1
Add back ORD	September 2006	233.1	233.1	85.4	87.9	59.8	
	June 2006	212.7	212.7	81.8	75.0	55.9	
Restated total cash costs#	September 2006	2,893.7	1,799.0	703.4	677.3	418.3	1,094.7
	June 2006	2,614.7	1,714.6	677.8	644.1	392.7	900.1
Restated total cash costs - US$ per ounce	September 2006	381	390	385	393	395	365
	June 2006	376	401	372	427	416	335
Restated total cash costs - Rand per kilogram	September 2006	86,859	89,086	87,826	89,720	90,229	83,431
	June 2006	77,187	82,421	76,423	87,752	85,481	68,857

#Restated total cash costs relates to total cash costs prior to the change in accounting policy.

Operating and financial results

South African Rand		Total Mine Operations	South African Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	**September 2006**	**12,858**	**3,679**	**1,703**	**992**	**984**
	June 2006	12,651	3,614	1,738	992	884
Yield (grams per ton)	**September 2006**	**2.6**	**5.5**	**4.7**	**7.6**	**4.7**
	June 2006	2.7	5.8	5.1	7.4	5.2
Gold produced (kilograms)	**September 2006**	**33,283**	**20,194**	**8,009**	**7,549**	**4,636**
	June 2006	33,783	20,803	8,869	7,340	4,594
Gold sold (kilograms)	**September 2006**	**33,315**	**20,194**	**8,009**	**7,549**	**4,636**
	June 2006	33,875	20,803	8,869	7,340	4,594
Gold price received (Rand per kilogram)	**September 2006**	**142,035**	**142,121**	**141,978**	**141,820**	**142,860**
	June 2006	128,974	129,164	128,932	129,360	129,299
Total cash costs (Rand per kilogram)	**September 2006**	**79,862**	**77,543**	**77,163**	**78,077**	**77,330**
	June 2006	70,908	72,196	67,200	77,534	73,313
Total production costs (Rand per kilogram)	**September 2006**	**99,448**	**94,835**	**92,496**	**96,821**	**95,643**
	June 2006	88,378	90,304	82,061	95,095	98,563
Operating costs (Rand per ton)	**September 2006**	**215**	**447**	**382**	**620**	**385**
	June 2006	199	433	358	596	396
Financial Results (Rand million)						
Revenue	**September 2006**	**4,731.9**	**2,870.0**	**1,137.1**	**1,070.6**	**662.3**
	June 2006	4,369.0	2,687.0	1,143.5	949.5	594.0
Operating costs	**September 2006**	**2,763.6**	**1,644.0**	**650.0**	**615.5**	**378.5**
	June 2006	2,518.8	1,563.1	621.5	591.7	349.9
Gold inventory change	**September 2006**	**(18.3)**	**-**	**-**	**-**	**-**
	June 2006	(22.7)	-	-	-	-
Operating profit	**September 2006**	**1,986.6**	**1,226.0**	**487.1**	**455.1**	**283.8**
	June 2006	1,872.9	1,123.9	522.0	357.8	244.1
Amortisation of mining assets	**September 2006**	**648.8**	**342.8**	**119.8**	**139.5**	**83.5**
	June 2006	587.2	367.2	129.0	124.8	113.4
Net operating profit	**September 2006**	**1,337.8**	**883.2**	**367.3**	**315.6**	**200.3**
	June 2006	1,285.7	756.7	393.0	233.0	130.7
Other income/(expense)	**September 2006**	**(16.8)**	**(26.7)**	**(8.8)**	**(7.3)**	**(10.6)**
	June 2006	(20.1)	(37.0)	(11.8)	(10.6)	(14.6)
Profit before taxation	**September 2006**	**1,321.0**	**856.5**	**358.5**	**308.3**	**189.7**
	June 2006	1,265.6	719.7	381.2	222.4	116.1
Mining and income taxation	**September 2006**	**476.9**	**302.8**	**122.8**	**106.9**	**73.1**
	June 2006	429.9	258.5	129.3	80.8	48.4
- Normal taxation	**September 2006**	**246.3**	**112.9**	**112.8**	**0.1**	**-**
	June 2006	204.5	88.0	87.8	-	0.2
- Deferred taxation	**September 2006**	**230.6**	**189.9**	**10.0**	**106.8**	**73.1**
	June 2006	225.4	170.5	41.5	80.8	48.2
Profit before exceptional items	**September 2006**	**844.1**	**553.7**	**235.7**	**201.4**	**116.6**
	June 2006	835.7	461.2	251.9	141.6	67.7
Exceptional items	**September 2006**	**8.3**	**8.2**	**4.5**	**-**	**3.7**
	June 2006	0.6	4.8	0.1	0.1	4.6
Net profit	**September 2006**	**852.4**	**561.9**	**240.2**	**201.4**	**120.3**
	June 2006	836.3	466.0	252.0	141.7	72.3
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	**September 2006**	**859.3**	**556.6**	**237.3**	**201.3**	**118.0**
	June 2006	810.6	463.2	252.0	141.7	69.5
Capital expenditure	**September 2006**	**821.7**	**432.7**	**143.7**	**183.7**	**105.3**
	June 2006	726.5	440.4	168.9	141.1	130.4
	Planned for next six months to March 2007	2,141.6	858.8	248.2	364.8	245.8

Operating and financial results

South African Rand		Total	International Operations				
			Ghana		Venezuela	Australia #	
			Tarkwa	Damang	Choco 10	St Ives	Agnew
Operating Results							
Ore milled/treated (000 tons)	September 2006	**9,179**	**5,514**	**1,317**	**306**	**1,698**	**344**
	June 2006	9,037	5,381	1,302	348	1,682	324
Yield (grams per ton)	September 2006	**1.4**	**1.0**	**1.1**	**1.7**	**2.3**	**5.4**
	June 2006	1.4	1.0	1.3	1.8	2.2	4.7
Gold produced (kilograms)	September 2006	**13,089**	**5,399**	**1,508**	**504**	**3,837**	**1,841**
	June 2006	12,980	5,475	1,733	618	3,622	1,532
Gold sold (kilograms)	September 2006	**13,121**	**5,399**	**1,508**	**536**	**3,837**	**1,841**
	June 2006	13,072	5,475	1,733	710	3,622	1,532
Gold price received (Rand per kilogram)	September 2006	**141,902**	**142,323**	**141,976**	**136,940**	**141,725**	**142,423**
	June 2006	128,672	128,858	129,140	126,056	128,548	128,982
Total cash costs (Rand per kilogram)	September 2006	**83,431**	**78,589**	**100,000**	**104,478**	**97,941**	**47,691**
	June 2006	68,857	66,046	64,686	60,282	79,983	61,292
Total production costs (Rand per kilogram)	September 2006	**106,547**	**91,035**	**104,708**	**128,172**	**119,743**	
	June 2006	85,312	76,384	68,148	78,592	101,494	
Operating costs (Rand per ton)	September 2006	**122**	**78**	**108**	**228**	**231**	**253**
	June 2006	106	69	96	118	188	315
Financial Results (Rand million)							
Revenue	September 2006	**1,861.9**	**768.4**	**214.1**	**73.4**	**543.8**	**262.2**
	June 2006	1,682.0	705.5	223.8	89.5	465.6	197.6
Operating costs	September 2006	**1,119.6**	**428.5**	**142.4**	**69.6**	**392.0**	**87.1**
	June 2006	955.7	370.1	125.6	41.1	316.8	102.1
Gold inventory change	September 2006	**(18.3)**	**(4.5)**	**7.9**	**(4.1)**	**(19.8)**	**2.2**
	June 2006	(22.7)	(9.5)	(3.9)	2.9	(9.7)	(2.5)
Operating profit	September 2006	**760.6**	**344.4**	**63.8**	**7.9**	**171.6**	**172.9**
	June 2006	749.0	344.9	102.1	45.5	158.5	98.0
Amortisation of mining assets	September 2006	**306.0**	**67.8**	**7.0**	**12.7**	**218.5**	
	June 2006	220.0	58.0	6.0	13.0	143.0	
Net operating profit	September 2006	**454.6**	**276.6**	**56.8**	**(4.8)**	**126.0**	
	June 2006	529.0	286.9	96.1	32.5	113.5	
Other income/(expense)	September 2006	**9.9**	**(7.4)**	**0.2**	**6.1**	**11.0**	
	June 2006	16.9	1.4	5.0	0.3	10.2	
Profit before taxation	September 2006	**464.5**	**269.2**	**57.0**	**1.3**	**137.0**	
	June 2006	545.9	288.3	101.1	32.8	123.7	
Mining and income taxation	September 2006	**174.1**	**86.2**	**19.2**	**14.1**	**54.6**	
	June 2006	171.4	84.2	28.8	16.1	42.3	
- Normal taxation	September 2006	**133.4**	**91.1**	**8.9**	**14.1**	**19.3**	
	June 2006	116.5	65.0	19.3	16.1	16.1	
- Deferred taxation	September 2006	**40.7**	**(4.9)**	**10.3**	**-**	**35.3**	
	June 2006	54.9	19.2	9.5	-	26.2	
Profit before exceptional items	September 2006	**290.4**	**183.0**	**37.8**	**(12.8)**	**82.4**	
	June 2006	374.5	204.1	72.3	16.7	81.4	
Exceptional items	September 2006	**0.1**	**-**	**-**	**-**	**0.1**	
	June 2006	(4.2)	-	-	-	(4.2)	
Net profit	September 2006	**290.5**	**183.0**	**37.8**	**(12.8)**	**82.5**	
	June 2006	370.3	204.1	72.3	16.7	77.2	
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	September 2006	**302.7**	**191.0**	**40.6**	**(12.8)**	**83.9**	
	June 2006	347.4	199.7	70.1	16.7	60.9	
Capital expenditure	September 2006	**389.0**	**90.2**	**48.1**	**77.2**	**116.3**	**57.2**
	June 2006	286.1	84.1	53.4	26.8	90.2	31.6
Planned for next six months to March 2007		1,282.8	557.8	120.8	158.8	322.0	123.4

Average exchange rates are US$1 = R7.10 and US$1 = R6.39 for the September 2006 and June 2006 quarters respectively.

Figures may not add as they are rounded independently.

Operating and financial results

United States Dollars		Total Mine Operations	South African Operations			
			Total	Driefontein	Kloof	Beatrix
Operating Results						
Ore milled/treated (000 tons)	September 2006	12,858	3,679	1,703	992	984
	June 2006	12,651	3,614	1,738	992	884
Yield (ounces per ton)	September 2006	0.083	0.176	0.151	0.245	0.151
	June 2006	0.086	0.185	0.164	0.238	0.167
Gold produced (000 ounces)	September 2006	1,071.2	649.3	257.5	242.7	149.1
	June 2006	1,086.1	668.8	285.1	236.0	147.7
Gold sold (000 ounces)	September 2006	1,071.1	649.3	257.5	242.7	149.1
	June 2006	1,089.1	668.8	285.1	236.0	147.7
Gold price received (dollars per ounce)	September 2006	622	623	622	621	626
	June 2006	628	629	628	630	629
Total cash costs (dollars per ounce)	September 2006	350	340	338	342	339
	June 2006	345	351	327	377	357
Total production costs (dollars per ounce)	September 2006	436	415	405	424	419
	June 2006	430	440	399	463	480
Operating costs (dollars per ton)	September 2006	30	63	54	88	54
	June 2006	31	68	56	94	62
Financial Results ($ million)						
Revenue	September 2006	666.5	404.2	160.2	150.8	93.3
	June 2006	682.7	419.8	178.7	148.4	92.8
Operating costs	September 2006	389.2	231.5	91.5	86.7	53.3
	June 2006	393.6	244.2	97.1	92.5	54.7
Gold inventory change	September 2006	(2.6)	-	-	-	-
	June 2006	(3.6)	-	-	-	-
Operating profit	September 2006	279.9	172.7	68.7	64.1	40.0
	June 2006	292.7	175.7	81.6	55.9	38.1
Amortisation of mining assets	September 2006	91.4	48.3	16.9	19.6	11.9
	June 2006	91.8	57.4	20.2	19.5	17.7
Net operating profit	September 2006	188.5	124.4	51.8	44.5	28.1
	June 2006	200.9	118.3	61.4	36.4	20.4
Other income/(expenses)	September 2006	(2.4)	(3.8)	(1.2)	(1.0)	(1.5)
	June 2006	(3.2)	(5.8)	(1.8)	(1.7)	(2.3)
Profit before taxation	September 2006	186.1	120.7	50.5	43.5	26.6
	June 2006	197.7	112.5	59.6	34.7	18.1
Mining and income taxation	September 2006	67.2	42.7	17.3	15.1	10.3
	June 2006	67.2	40.3	20.2	12.6	7.5
- Normal taxation	September 2006	34.7	15.9	15.9	-	-
	June 2006	32.1	13.7	13.7	-	-
- Deferred taxation	September 2006	32.5	26.8	1.4	15.1	10.3
	June 2006	35.2	26.7	6.6	12.5	7.6
Profit before exceptional items	September 2006	119.0	78.1	33.2	28.4	16.4
	June 2006	130.5	72.1	39.4	22.1	10.6
Exceptional items	September 2006	1.1	1.1	0.6	-	0.5
	June 2006	0.1	0.8	-	-	0.7
Net profit	September 2006	120.1	79.2	33.9	28.4	16.9
	June 2006	130.6	72.9	39.4	22.1	11.3
Net profit excluding gains and losses on financial instruments and foreign debt and exceptional items	September 2006	121.9	79.2	33.9	28.4	16.9
	June 2006	126.5	72.3	39.3	22.1	10.9
Capital expenditure ($ million)	September 2006	115.7	60.9	20.2	25.9	14.8
	June 2006	113.6	68.9	26.4	22.1	20.4
Planned for next six months to March 2007		290.0	121.0	35.0	51.4	34.6

Average exchange rates are US$1 = R7.10 and US$1 = R6.39 for the September 2006 and June 2006 quarters respectively. The Australian Dollar exchange rates were AUS$1 = R5.38 and AUS$1 = R4.77 for the September 2006 and June 2006 quarters respectively.

\# As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

Operating and financial results

United States Dollars		Total	International Operations					Australian Dollars	
			Ghana		Venezuela	Australia #		Australia #	
			Tarkwa	Damang	Choco 10	St Ives	Agnew	St Ives	Agnew
Operating Results									
Ore milled/treated	**September 2006**	**9,179**	**5,514**	**1,317**	**306**	**1,698**	**344**	**1,698**	**344**
(000 tons)	June 2006	9,037	5,381	1,302	348	1,682	324	1,682	324
Yield (ounces per ton)	**September 2006**	**0.046**	**0.031**	**0.037**	**0.053**	**0.073**	**0.172**	**0.073**	**0.172**
	June 2006	0.046	0.033	0.043	0.057	0.069	0.152	0.069	0.152
Gold produced	**September 2006**	**420.8**	**173.6**	**48.5**	**16.2**	**123.4**	**59.2**	**123.4**	**59.2**
(000 ounces)	June 2006	417.3	176.0	55.7	19.9	116.4	49.3	116.4	49.3
Gold sold (000 ounces)	**September 2006**	**421.8**	**173.6**	**48.5**	**17.2**	**123.4**	**59.2**	**123.4**	**59.2**
	June 2006	420.3	176.0	55.7	22.8	116.4	49.3	116.4	49.3
Gold price received	**September 2006**	**622**	**623**	**622**	**600**	**621**	**624**	**820**	**823**
(dollars per ounce)	June 2006	626	627	629	614	626	628	838	841
Total cash costs	**September 2006**	**365**	**344**	**438**	**458**	**429**	**209**	**564**	**276**
(dollars per ounce)	June 2006	335	321	315	293	389	298	522	400
Total production costs	**September 2006**	**467**	**399**	**459**	**561**	**525**		**693**	
(dollars per ounce)	June 2006	415	372	332	383	494		662	
Operating costs	**September 2006**	**17**	**11**	**15**	**32**	**33**	**36**	**43**	**47**
(dollars per ton)	June 2006	17	11	15	18	29	49	39	66
Financial Results ($ million)									
Revenue	**September 2006**	**262.3**	**108.2**	**30.2**	**10.3**	**76.6**	**36.9**	**101.1**	**48.7**
	June 2006	263.0	110.2	35.0	14.0	72.8	31.0	97.7	41.5
Operating costs	**September 2006**	**157.7**	**60.4**	**20.1**	**9.8**	**55.2**	**12.3**	**72.9**	**16.2**
	June 2006	149.3	57.8	19.6	6.4	49.5	16.0	66.5	21.4
Gold inventory change	**September 2006**	**(2.6)**	**(0.6)**	**1.1**	**(0.6)**	**(2.8)**	**0.3**	**(4.1)**	**0.4**
	June 2006	(3.5)	(1.5)	(0.6)	0.5	(1.5)	(0.4)	(2.0)	(0.5)
Operating profit	**September 2006**	**107.1**	**48.5**	**9.0**	**1.1**	**24.2**	**24.4**	**32.3**	**32.1**
	June 2006	117.1	53.9	16.0	7.1	24.8	15.3	33.3	20.6
Amortisation of mining assets	**September 2006**	**43.1**	**9.5**	**1.0**	**1.8**	**30.8**		**41.8**	
	June 2006	34.4	9.1	0.9	2.0	22.3		30.0	
Net operating profit	**September 2006**	**64.0**	**39.0**	**8.0**	**(0.7)**	**17.7**		**22.6**	
	June 2006	82.7	44.8	15.0	5.1	17.7		23.8	
Other income/(expenses)	**September 2006**	**1.4**	**(1.0)**	**-**	**0.9**	**1.5**		**2.0**	
	June 2006	2.5	0.2	0.8	0.1	1.5		2.1	
Profit before taxation	**September 2006**	**65.4**	**37.9**	**8.0**	**0.2**	**19.3**		**24.6**	
	June 2006	85.2	45.0	15.8	5.1	19.2		26.0	
Mining and income taxation	**September 2006**	**24.5**	**12.1**	**2.7**	**2.0**	**7.7**		**9.9**	
	June 2006	26.9	13.2	4.5	2.6	6.6		8.9	
- Normal taxation	**September 2006**	**18.8**	**12.8**	**1.3**	**2.0**	**2.7**		**3.6**	
	June 2006	18.2	10.2	3.0	2.5	2.5		3.4	
- Deferred taxation	**September 2006**	**5.7**	**(0.7)**	**1.5**	**-**	**5.0**		**6.3**	
	June 2006	8.6	3.0	1.5	-	4.1		5.5	
Profit before exceptional items	**September 2006**	**40.9**	**25.8**	**5.3**	**(1.8)**	**11.6**		**14.7**	
	June 2006	58.4	31.9	11.3	2.6	12.6		17.1	
Exceptional items	**September 2006**	**-**	**-**	**-**	**-**	**-**		**-**	
	June 2006	(0.7)	-	-	-	(0.7)		(0.9)	
Net profit	**September 2006**	**40.9**	**25.8**	**5.3**	**(1.8)**	**11.6**		**14.8**	
	June 2006	57.8	31.9	11.3	2.6	12.0		16.2	
Net profit excluding gains and losses on financial instruments and foreign debt, and exceptional items	**September 2006**	**42.7**	**25.8**	**5.3**	**-**	**11.6**		**14.8**	
	June 2006	54.2	31.2	11.0	2.6	9.4		12.8	
Capital expenditure	**September 2006**	**54.8**	**12.7**	**6.8**	**10.9**	**16.4**	**8.1**	**21.6**	**10.6**
	June 2006	44.7	13.1	8.3	4.2	14.1	4.9	18.9	6.6
Planned for next six months to March 2007		168.8	73.4	15.9	20.9	42.4	16.2	56.1	21.5

Underground and surface

South African Rand and Metric Units

Operating Results	Total Mine Operations	South African Operations				International Operations					
		Total	Driefontein	Kloof	Beatrix	Total	Ghana Tarkwa	Ghana Damang	Venezuela Choco 10	Australia St Ives	Australia Agnew
Ore milled / treated (000 ton)											
- underground **September 2006**	**3,316**	**2,800**	**964**	**852**	**984**	**516**	**-**	**-**	**-**	**396**	**120**
June 2006	3,204	2,634	924	826	884	570	-	-	-	458	112
- surface **September 2006**	**9,542**	**879**	**739**	**140**	**-**	**8,663**	**5,514**	**1,317**	**306**	**1,302**	**224**
June 2006	9,447	980	814	166	-	8,467	5,381	1,302	348	1,224	212
- total **September 2006**	**12,858**	**3,679**	**1,703**	**992**	**984**	**9,179**	**5,514**	**1,317**	**306**	**1,698**	**344**
June 2006	12,651	3,614	1,738	992	884	9,037	5,381	1,302	348	1,682	324
Yield (grams per ton)											
- underground **September 2006**	**6.8**	**6.9**	**7.5**	**8.7**	**4.7**	**6.1**	**-**	**-**	**-**	**4.4**	**12.0**
June 2006	7.1	7.5	8.7	8.7	5.2	5.1	-	-	-	3.7	10.6
- surface **September 2006**	**1.1**	**1.0**	**1.1**	**0.9**	**-**	**1.2**	**1.0**	**1.1**	**1.8**	**1.6**	**1.8**
June 2006	1.2	1.0	1.0	0.9	-	1.2	1.0	1.3	1.8	1.6	1.6
- combined **September 2006**	**2.6**	**5.5**	**4.7**	**7.6**	**4.7**	**1.4**	**1.0**	**1.1**	**1.8**	**2.3**	**5.4**
June 2006	2.7	5.8	5.1	7.4	5.2	1.4	1.0	1.3	1.8	2.2	4.7
Gold produced (kilograms)											
- underground **September 2006**	**22,449**	**19,287**	**7,228**	**7,423**	**4,636**	**3,162**	**-**	**-**	**-**	**1,725**	**1,437**
June 2006	22,718	19,825	8,044	7,187	4,594	2,893	-	-	-	1,702	1,191
- surface **September 2006**	**10,834**	**907**	**781**	**126**	**-**	**9,927**	**5,399**	**1,508**	**504**	**2,112**	**404**
June 2006	11,065	978	825	153	-	10,087	5,475	1,733	618	1,920	341
- total **September 2006**	**33,283**	**20,194**	**8,009**	**7,549**	**4,636**	**13,089**	**5,399**	**1,508**	**504**	**3,837**	**1,841**
June 2006	33,783	20,803	8,869	7,340	4,594	12,980	5,475	1,733	618	3,622	1,532
Operating costs (Rand per ton)											
- underground **September 2006**	**543**	**567**	**626**	**711**	**385**	**414**	**-**	**-**	**-**	**398**	**466**
June 2006	528	574	622	712	396	316	-	-	-	300	379
- surface **September 2006**	**101**	**64**	**63**	**72**	**-**	**105**	**78**	**108**	**228**	**180**	**139**
June 2006	87	52	58	24	-	92	69	96	118	146	282
- total **September 2006**	**215**	**447**	**382**	**620**	**385**	**122**	**78**	**108**	**228**	**231**	**253**
June 2006	199	433	358	596	396	106	69	96	118	188	315

Restated operating cost per ton on the assumption that the Ore Reserve Development (ORD) is fully expensed

	Total Mine Operations	South African Operations				International Operations
		Total	Driefontein	Kloof	Beatrix	Total
- underground **September 2006**	**612**	**650**	**715**	**814**	**445**	**414**
June 2006	595	655	710	802	459	316
- surface **September 2006**	**101**	**64**	**63**	**72**	**0**	**105**
June 2006	87	52	58	24	0	92
- total **September 2006**	**233**	**510**	**432**	**709**	**445**	**122**
June 2006	216	491	405	672	459	106

Development results

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres

Driefontein		September 2006 quarter			June 2006 quarter		
Reef		Carbon Leader	Main	VCR	Carbon Leader	Main	VCR
Advanced	(m)	4,376	824	1,839	4,796	713	1,595
Advanced on reef	(m)	993	163	246	887	243	121
Sampled	(m)	942	141	252	768	240	168
Channel width	(cm)	60	44	77	55	57	27
Average value –	(g/t)	19.7	11.3	13.4	35.6	5.3	23.1
–	(cm.g/t)	1,185[1]	502	1,028[2]	1,965	299	625

Kloof		September 2006 quarter				June 2006 quarter			
Reef		Libanon	Kloof	Main	VCR	Libanon	Kloof	Main	VCR
Advanced	(m)	12	312	1,587	6,719	18	207	1,258	6,718
Advanced on reef	(m)	-	54	440	1,320	18	121	404	1,503
Sampled	(m)	-	57	438	979	9	126	318	1,318
Channel width	(cm)	-	85	100	78	248	142	145	80
Average value –	(g/t)	-	6.0	9.6	19.5	-	4.4	7.5	23.1
–	(cm.g/t)	-	506	954	1,522[3]	-	619	1,091	1,852

Beatrix		September 2006 quarter		June 2006 quarter	
Reef		Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	8,366	2,629	7,737	2,304
Advanced on reef	(m)	1,516	56	1,224	94
Sampled	(m)	1,470	63	1,182	114
Channel width	(cm)	77	137	90	131
Average value –	(g/t)	12.2	19.7	11.2	9.9
–	(cm.g/t)	932	2,698	1,007	1,294

1) Low values were intersected developing to the east on 1 and 5 shafts in the single band Carbon Leader. At 5 shaft the low grades are mostly associated with a faulted zone associated with the syncline axis.

2) VCR values at 4 shaft were high, but low grades at 2 and 6 shafts reduced the overall value.

3) The off-reef development is focused on accessing the higher grade VCR between 3 and 4 shafts.

Administration and corporate information

Corporate Secretary
CAIN FARREL
Telephone: (+27)(11) 644 2525
Facsimile: (+27)(11) 484 0626
e-mail: cain.farrel@goldfields.co.za

Registered offices
JOHANNESBURG
Gold Fields Limited
24 St Andrews Road
Parktown
Johannesburg
2193
Postnet Suite 252
Private Bag x 30500
Houghton 2041
Tel: (+27)(11) 644-2400
Fax: (+27)(11) 484-0626

LONDON
St James 's Corporate Services Limited
6 St James 's Place
London SW1A 1NP
United Kingdom
Telephone:(+44)(20) 7499 3916
Facsimile: (+44)(20) 7491 1989

American Depository Receipts Transfer Agent
Bank of New York
Shareholder Relations
P O Box 11258
New York, NY20286 –1258

US toll-free telephone: (1)(888) 269 2377
e-mail: shareowner-svcs@mail.bony.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor relations
South Africa

WILLIE JACOBSZ
Telephone: (+27)(11) 644 2460
Facsimile: (+27)(11) 484 0639
e-mail: williej@goldfields.co.za

NERINA BODASING
Telephone: (+27)(11) 644 2630
Facsimile: (+27)(11) 484 0639
e-mail: nerina.bodasing@goldfields.co.za

North America
CHERYL A MARTIN
Telephone: (+1)(303) 796 8683
Facsimile: (+1)(303) 796 8293
e-mail: camartin@gfexpl.com

Transfer Secretaries
South Africa
Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Telephone: (+27)(11) 370 5000
Facsimile: (+27)(11) 370 5271

United Kingdom
Capita Registrars
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Telephone: (+44)(20) 8639 2000
Facsimile: (+44)(20) 8658 3430

WEBSITE
http://www.goldfields.co.za
http://www.gold-fields.com

Forward Looking Statements
Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa; decreases in the market price of gold; hazards associated with underground and surface gold mining; labour disruptions; changes in government regulations, particularly environmental regulations; changes in exchange rates; currency devaluations; inflation and other macro-economic factors; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Directors

A J Wright (*Chairman*)	K Ansah#	J M McMahon *	P J Ryan	* British
I D Cockerill * (*Chief Executive Officer*)	G J Gerwel	D M J Ncube	T M G Sexwale	# Ghanaian
N J Holland * (*Chief Financial Officer*)	A Grigorian °	R L Pennant-Rea *	C I von Christierson	° Russian
	J G Hopwood			

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 26 October 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
          Relations and Corporate Affairs